24-10031.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

**EMISSION CONTROLS CORP.**
**Delaware**
**1501 So 31st St., Ft. Pierce, FL 34954-4685. Tel: 772-465-1685**



**Resident Agent:**

**CORPORATION SERVICES CORPORATION**
**2711 Centerville Road, Ste. 400**
**Wilmington, DE 19808**
**302-636-5400**



**Standard Industrial Code: 5010** **IRS EIN: 74-0279283**

## PART 1 - NOTIFICATION

**ITEM 1. Significant Parties**

**List the full names, business and residential addresses for the following people:**

**(a) Issuer's directors:**

**Syd L. Cooke**
**1501 So 31st St., Ft. Pierce, FL 34954**
**5035 Fairways Circle, #306, Vero Beach, FL 32967**

**Jimmy L. Mitchell**
**1501 So 31st St., Ft. Pierce, FL 34954**
**5035 Fairways Circle, #306, Vero Beach, FL 32967**

**(b) Issuer's officers:**

**Syd L. Cooke, President**
**1501 So 31st St., Ft. Pierce, FL 34954**
**5035 Fairways Circle, #306, Vero Beach, FL 32967**

**Jimmy L. Mitchell, Secretary/Treasurer**
**1501 So 31st St., Ft. Pierce, FL 34954**
**5035 Fairways Circle, #306, Vero Beach, FL 32967**

**(c) The issuer's general partners:**

**None.**

**(d) Record owners of 5 percent or more of any class of issuer's equity securities:**

**Syd L. Cooke**
**1501 So 31st, Ft. Pierce, FL 34954**
**5035 Fairways Circle, #306, Vero Beach, FL 32967**

**Scott Jackson**
**16 Hazel Ave, Colorado Springs, CO 80906**
**16 Hazel Ave, Colorado Springs, CO 80906**

**John Posey Company**
**99 Albert St, Belize City, Belize, C.A.**

**The Natural Resources Foundation**
**P.O. Box 247, Ft. Pierce, FL 34950**

**CAMCO Investments, Ltd**
**c/o VIA, 2615 Alteza Place, Colorado Springs, CO 80917**

**Lemire Corporation**
**1 James Street, Lincoln, U.K. LN 21QD**

Peter Bailey
Chesterton, 1800 High St W, Uppingham, Rutland, U.K. LE 159QD

(e) Beneficial owners of 5% or more of any class of issuer's equity securities:

Syd L. Cooke 1501So 31st St, Ft. Pierce, FL 34954
5035 Fairways Circle, #306, Vero Beach, FL 32967

(f) The promoters of the issuer:

Syd L. Cooke
Jimmy L. Mitchell

(g) Affiliates of the issuer:

Syd L. Cooke
Jimmy L. Mitchell

(h) Counsel to issuer with respect to the proposed offering:

Robert M. Koeller
SHEEKS ITTENBACH JOHNSON TRETTIN & KOELLER
6350 N. Shadeland, Suite 4, Indianapolis, Indiana 46220

(i) Each underwriter with respect to the proposed offering:

None.

(j) The underwriter's directors:

None.

(k) The underwriter's officers:

None.

(l) The underwriter's general partners:

None.

(m) Counsel to the underwriter:

None.

**ITEM 2. Application of Rule 262**

**None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.**

**ITEM 3. Affiliate Sales**

**This proposed offering does not involve the resale of securities of the issuer.**

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**

**(a) States of the United States.**
**(b) States of the United States.**

**ITEM 5. Unregistered Securities Issued or Sold Within One Year.**

**(a) Unregistered securities issued by the issuer or its predecessors or affiliated issuer's within one year prior to the filing of this Form 1-A are:**

**(1) Name of the Issuer: Emission Controls Corp.**

**(2) Title and amount of securities issued:**

**Class A common stock - 35,286,452 shares.**

**Class B common stock - 2,000,000 shares.[1]**

**(3) A. 4,066,707 shares issued to shareholders of the merged corporations Alliance Broadcasting Group, Inc. and Emission Controls Corp. at merger date February 15, 2002.**

**B. 1,000,000 shares issued at $.20/share - for cash.**

**C. 800,000 shares issued at $.01/share -for cash.**

**D. 200,000 shares issued at $.50/share - for cash.**

**E. 250,000 shares issued at $.50/share - for cash.**

**F. 600,000 shares issued at $9.00/share - to purchase technology.**

---

[1] A merger was effected as of February 15, 2002 whereby Alliance Broadcasting Group, Inc. merged with Emission Controls Corp. and Alliance Broadcasting Group, Inc. was the surviving corporation. The name of the surviving corporation was changed to Emission Controls Corp.

Emission Controls Corp. subsequently on June 30, 2002 effected a 4-1 forward stock split of its common Class A Stock.

The 35,286,452 shares of Class A common stock listed reflect the total number of shares issued by the issuer giving effect to the aforementioned merger and stock split. In addition, the Company had 1,000,000 Class B common stock shares issued and authorized on the date of merger, which was subsequently increased to 2,000,000 shares issued and authorized in June, 2002.

G. 350,000 shares issued at $1.00/share - for cash.

H. 450,000 shares issued at $1.00/share - marketing services.

I. 1,000,000 shares issued at $1.00/share - employee agreements.

J. 2,000 shares issued at $1.00/share - drafting and design services.

K. 51,428 shares issued at $3.50/share - for cash.

L. 171,429 shares issued at $.875/share - for cash.

M. 70,000 shares issued at $1.00/share - for cash.

N. 34,483 shares issued at $.87/share - for cash.

(4) Names and identities of the persons to whom the securities were issued:

See Exhibits 5 a, b and c.

(b) As to any unregistered securities of the issuer which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director or officer furnish the information specified in subsections (1) through (4) of paragraph (a):

(1) Emission Controls Corp.

(2) Class A Common Stock - 1,259,353 shares.

(3) A. 259,353 shares issued to stockholders at merger with Alliance Broadcasting Group, Inc.

B. 1,000,000 shares issued at execution of employee agreements at $1.00/share - $1,000,000.

C. 2,000,000 shares of Class B common stock were issued to Syd L. Cooke and Jimmy L. Mitchell. Class B common shareholders have 10 votes for each share held at all shareholder meetings.

(4) A. Syd L. Cooke, President

B. Jimmy L. Mitchell, Secretary/Treasurer

ITEM 6. Other Present or Proposed Offerings

There are no other, present or proposed offerings at this time.

**ITEM 7. Marketing Arrangements**

**(a). Arrangements know to issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:**

**(1) To limit or restrict the sales of other securities: None.**

**(2) To stabilize the market for any of the securities offered: None.**

**(3) To withhold commission: None.**

**(b). There are no underwriters involved with this offering.**

**ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement**

**No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any o its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.**

**ITEM 9. Use of a Solicitation of Interest Document.**

**No publication authorized by Rule 254 was used prior to the filing of this notification applicable.**

## PART II - OFFERING CIRCULAR

## EMISSION CONTROLS CORP.

**Type of Securities offered: Class A Common Stock**

**Maximum number of securities offered: 750,000 shares**

**Minimum number of securities offered: 500,000 shares**

**Price per security: $4.00**

**Total proceeds:**

**If maximum sold: $3,000,000**

**If minimum sold: $2,000,000**

**Is a commissioned selling agent selling the securities in this offering? Yes**

**Is there other compensation to the selling agent? No.**

**Is there a finder's fee or similar payment to any person? No.**

**Is there an escrow of proceeds until minimum is obtained? Yes.**

**Is this offering limited to members of a special group, such as employees of the Company or individuals? No.**

**Is the transfer of the securities restricted? No.**

**THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.**

**INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**This company is in the development stage.**

**This offering will be registered for offer and sale in the following states:**

| State | State File No. | Effective Date |
|---|---|---|
| New York | | |
| Pennsylvania | | |
| Colorado | | |
| California | | |

## TABLE OF CONTENTS



**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

**This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 16 pages.**

## THE COMPANY

1. Exact Corporate Name: EMISSION CONTROLS CORP.

State and date of incorporation: Delaware, August 24, 1989

Street address of principal office: 1501 So 31st St., Ft. Pierce, FL 34954

Company telephone number: 772-465-1685

Fiscal year ending: December 31

Person to contact at company with respect to offering: Jimmy L. Mitchell

## RISK FACTORS

2. Listed in order of importance are the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all the facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Continued cash flow.

(2) Income from operations.

(3) Market penetration and manner in which this will be accomplished.

(4) Absence of operating history.

(5) Arbitrary establishment of offering price.

(6) Possible need for additional financing to implement its Business Plan and such financing may be unavailable or too costly.

(7) No guarantee marketplace will accept and utilize products that may be developed.

(8) Competition may affect the ability to attract and retain customers.

(9) Loss of key personnel may affect the ability of the company to operate.

(10) Growth of company could affect management's ability to control company.

(11) Risk of low priced securities may affect the liquidity of Company's stock. The Company's common stock is subject to the low-priced security rules that impose additional sales practice requirements on broker-dealers who sell such securities. The regulations applicable to such requirements may sometimes limit the ability of broker-dealers to sell the Company securities and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(12) Because of a limited public market for the Company's securities, an investor may not be able to liquidate his or her shares readily or at all.

(13) Failure of the Company to maintain market makers could affect the stock's liquidity.

(14) Present officers and directors are likely to maintain control over the Company by virtue of their owning all of the authorized Class B common shares, which have 10 votes for each share.

Note: in addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

## BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced:

Emission Controls Corp (ECC), a publicly held Delaware corporation, is a development stage company which owns the patents and licensing rights to several devices which when installed on an internal combustion engine, emits near zero toxic emissions and pollutants while increasing fuel efficiency. It is the intent of the corporation to license the manufacturing and marketing of ECC products to companies and individuals both domestic and internationally.

(b) The ECC marketing plan is to license individuals and companies for the manufacturing and marketing of ECC products. The company plans to initiate the licensing programs in January, 2003.

ECC has working prototypes of all its products and plans to offer them for licensing in January, 2003.

ECC has estimated the cost to complete the development of its products and make them commercially ready for market to be $1.8 million dollars.

Because of the licensing program established by ECC, there will be no suppliers for essential raw materials. There are no current major supply contracts. All suppliers used for materials of ECC products are paid upon delivery of said materials.

(c) The industries to which ECC intends to license its products are basically all of those industries which involve internal combustion engines (trucking, automobile, agricultural, mining, marine, etc.).

The competition to ECC products is difficult to determine as all ECC products are unique in their application and, basically, stand alone in the industries. Since ECC will be licensing its technologies to qualified companies and individuals, ECC will determine its profit structure from the licensing agreements as negotiated with intended licensees. This structure will include licensing fees, fees for each products unit sold by licensee, royalties, and any other monetary benefit negotiated. ECC's principal competitors are those companies that are involved in improving the emissions from internal combustion engines. ECC's products not only improve emissions, they all enhance the fuel efficiency of the engine.

ECC believes ECC and its licensees can more than effectively compete with other companies in its own area of expertise because (to its knowledge) no other company can compete with ECC's patented product technology as enjoyed by ECC.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) As stated above, ECC intends to license the technology of its products to qualified companies and individuals for manufacturing and marketing. ECC will license those companies and individuals that are recognized in the industry that ECC will target for its products. By licensing ECC products to large companies, licensee's manufacturing and marketing programs will be in place.

(e) Due to ECC's licensing program there are no backlogs or firm written orders for ECC products.

(f) ECC has 3 employees. ECC intends to employ 3 clerical positions, 6 operations positions and elect a Vice president within the next 12 months. The company intends to offer health care benefits within the next six months.

(g) ECC currently owns three patents and one patent pending. Within the next 30 days, ECC will file four additional patent applications.

The company currently owns a 1996 Mack 350 diesel truck, three thunderbirds and mechanics tools. All vehicles are used for prototype installation and testing.

The company leases its current facilities of approximately 4,000 sq. ft. The lease is for one year with an option for two additional years. The lease is at $2,226 per month.

(h) All of ECC's operations depend upon patents, patents pending and the know-how and any other proprietary information pertaining to its products and technology. The Company utilizes confidentiality documents and the like on a continuous basis.

It is anticipated that licensing agreements will be for the term of the patent protection.

The company spent approximately $400,000 during the year 2001 and anticipates spending three million dollars during the year 2002 for research and development. All expenditures for research and development have been funded by investors.

(i) ECC products are not subject to federal, state or local governmental material regulations. The company products are designed to make internal combustion engines compliant with federal, state and local government regulations.

(j) The company has no subsidiaries.

(k) ECC merged with Alliance Broadcasting Group, Inc., a publicly held Delaware corporation, on February 15, 2002. The company does not anticipate additional mergers within the immediate future.

The company has not undergone a stock split, stock dividend or recapitalization in anticipation of this offering.

(4) (a) If the Company was not profitable during its fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones:

| | Event or Milestone | Expected manner of occurrence or method of achievement | Date or number of months after receipt of proceeds when should be accomplished |
|---|---|---|---|
| (1) | Success of prototype | Successful test results | October, 2002 |
| (2) | Significant orders for licenses | Marketing to previously identified interested Manufacturers | January, 2003 |

(b) Assuming the Company is successful in raising the minimum offering set forth herein, a delay in executing licensing agreements past January 2003 should have no effect on the company's liquidity during the next 12 months.

## OFFERING PRICE FACTORS

5. What were the net, after-tax earnings for the last fiscal year?

Total: ($913,765) ($.0259 per share.)

6. The company had no profits the last fiscal year.

7. (a) What is the net tangible book value of the company?

$656,172 $0.0186 per share

The substantial difference between the net tangible book value per share and the offering price is caused by the value management attributes to the technologies and patents obtained by the Company.

(b)

| Date | No. Shares | No. Persons | Relationship | Price or Consideration |
|---|---|---|---|---|
| 2/20/02 | 1,000,000 | 9 | None | $200,000 |
| 2/20/02 | 800,000 | 2 | None | 8,000 |
| 2/20/02 | 200,000 | 3 | None | 100,000 |
| 3/14/02 | 250,000 | 3 | None | 25,000 |
| 4/19/02 | 100,000 | 1 | None | 900,000 - payment on purchase of technology |
| 04/23/02 | 350,000 | 1 | None | 350,000 |
| 04/23/02 | 450,000 | 1 | None | 450,000 - consulting services & marketing |
| 05/15/02 | 1,000,000 | 2 | Corp Execs | 1,000,000 - execution of employment contracts |
| 06/07/02 | 500,000 | 1 | None | 4,500,000 final payment purchase of technology |
| 06/07/02 | 2,000 | 1 | None | 2,000 - drafting and design services. |
| 06/20/02 | 51,428 | 2 | None | 180,000 |
| 07/16/02 | 171,429 | 1 | None | 150,000 |
| 07/18/02 | 70,000 | 1 | None | 70,000 |
| 07/29/02 | 34,483 | 1 | None | 30,000 |

8. (a) What percentage of the outstanding shares of the company will the investors in this offering have?

If the maximum is sold: 2.09%

If the minimum is sold: 1.39%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page?

If the maximum is sold: $144,145,808

If the minimum is sold: $143,145,808

**Note: After reviewing the above, potential investors should consider whether or not the offering price for the securities is appropriate at the present stage of the Company's development.**

**USE OF PROCEEDS**

**9. (a) The following table sets forth the use of proceeds from this offering:**

| | If Minimum Sold | If Maximum Sold |
|---|---|---|
| Total Proceeds | $2,000,000 | $3,000,000 |
| Less Offering Expenses | | |
| Commissions | 200,000 | 300,000 |
| Legal & Accounting | 30,000 | 30,000 |
| Copying & Advert. | 5,000 | 5,000 |
| Net Proceeds | $1,765,000 | $2,665,000 |
| Use of Net Proceeds | | |
| Engineering & Production | 107,000 | 107,000 |
| Equipment | 223,500 | 223,500 |
| Testing | 180,000 | 180,000 |
| Electronics | 283,550 | 283,500 |
| Administrative | 1,040,200 | 1,040,200 |
| Contingency | 22,750 | 22,750 |
| Debt Pay Down | | 676,478 |
| Total Use of Net Proceeds | $1,750,000 | $2,426,478 |
| Reserve | 15,000 | 238,522 |
| | $1,765,000 | $2,665,000 |

**(b) N/A**

**10. (a) Material amounts of funds from sources other than from this offering will not be used in conjunction with proceeds of this offering.**

**(b) Should the maximum proceeds be received, after all other uses are met, $250,000 will be used to pay accounts payable for the purchase of technology prior to the last fiscal year, and $426,478 will be used to pay accounts payable for various services and equipment prior to the last fiscal year. No interest is being charged on these payables.**

**(c) A certain amount of the proceeds will be spent on acquiring equipment necessary to the testing and production of the products.**

(d) A portion of the accounts payable to be paid down after all other expenses will be sums owed the officers and directors over the past five years.

11. The company has no loans or notes in which it has breached, and does not anticipate any cash flow or liquidity problems during the next 12 months.

12. Proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

## CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

| | Amount Outstanding | | |
|---|---|---|---|
| | As of: 07/31/02 | Minimum | As Adjusted Maximum |
| Debt: | | | |
| Short-term: | $426,478 | $426,476 | -0- |
| Long-term: | $250,000 | $250,000 | -0- |
| Total Debt | $676,578 | $676,478 | -0- |
| Common Stock Stated Value | $35,356,452 | $37,356,452 | $38,356,452 |
| Retained Earnings | ($10,642,665) | ($10,642,665) | (10,642,665) |
| Total Stockholders Equity | $24,713,787 | $26,713,787 | $27,713,787 |
| Total Capitalization | $24,713,787 | $26,713,787 | $27,713,787 |

Number of Class A common shares authorized: 80,000,000 par value of $.0075.

Number of Class B common shares issued and authorized: 2,000,000, par value $.0005.

No shares are reserved to meet conversion requirements or for the issuance upon exercise of options.

## DESCRIPTION OF SECURITIES

14. The securities being offered hereby are Common Stock only.

15. These securities have cumulative voting rights only.

16. These securities are not convertible.

17. These securities are not notes or other types of debt instruments.

18. These securities are not Preference or Preferred, but Common Stock.

19. There are no restrictions on dividends on these securities.

20. There are no dividends currently payable nor in deficit.

## PLAN OF DISTRIBUTION

21. Subject to the provisions of applicable federal and state securities law, the Company is offering to sell up to 750,000 newly issued Shares at a price of $4.00 per share. The minimum number of Shares required to be sold pursuant to the Offering is 500,000 shares. There will be an escrow whereby the Company will return the purchase price to investors if the minimum is not sold without interest.

Although there is a minimum number of Shares which must be sold in this Offering, there is no assurance that all of the Shares offered will be sold. Unless at least $2,000,000 is received by the Company within 90 days from the date of this prospectus (which may be extended for up to 90 days by the company in its sole discretion without notice), then the offering will be withdrawn and all the funds will promptly be returned to purchasers by the Company without any deduction therefrom or interest thereon.

The Company intends to contact prospective investors by publicizing the Offering through newspaper and magazine advertisements, and media coverage. All such publications will invite persons interested in the Offering to obtain a copy of the Offering Circular by contacting the Company. In addition, the Company may contact additional potential investors by direct mail or electronic solicitation.

Within 5 days of its receipt of a subscription agreement accompanied by a check for the purchase price, the Company will send by first class mail a written confirmation to notify the subscriber of the extent, if any, to which such subscription has been accepted by the Company. Subject to any securities laws requirements to the contrary, not more than 15 days following the mailing of its written confirmation, a subscribers Common Stock certificate will be mailed by first class mail. The Company shall not use the proceeds paid by any investor until the Common Stock certificate evidencing such investment has been mailed.

22. A ten percent 10% cash commission will be paid selling agents. The company does not intend to indemnify the agents.

23. There are no material relationships between any selling agents or finders and the Company or its management.

24. This offering is being sold through Benchmark Securities, 825 E. Gate Blvd., Ste., 100, Garden City, N.Y. 11530.

25. This offering is not being limited to a special group or a limited number of persons.

26. (a) The Company will act as its own escrow agent until minimum proceeds are raised.

(b) Escrowed funds will be returned by escrow agent to investors within 90 days from the date of this prospectus unless extended by the Company for up to 90 days.

27. The nature of resale restrictions on presently outstanding shares include 266,828 shares of common stock which are free-trading. All other outstanding shares of common stock are restricted until at least 2/15/03. Shares to be issued under this offering have no restrictions.

## DIVIDENDS, DISTRIBUTION AND REDEMPTION

28. The company has made no distribution of dividends within the past five years.

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Syd L. Cooke, President — Age: 60
1501 So. 31st St., Ft. Pierce, FL 34954 — Tel: 772-465-1685
BA-Business, UC Long Beach 1969
Has served as president of ECC the past five years.
Also a director and serves full time.

30. Chief Operating Officer - None.

31. Chief Financial Officer - None.

32. Other key personnel:

Jimmy L. Mitchell, Secretary/Treasurer — Age: 70
1501 So. 31st St., Ft. Pierce, FL 34954 — Tel: 772-465-1685
BS - Meteorology- UM, 1953
Has served as secretary/treasurer of ECC the past five years.
Also a director and serves full time.

## DIRECTORS OF THE COMPANY

33. There are two directors who are elected annually.

34. None.

35. (a) None.

(b) N/A

(c) Both directors and officers have been involved with other companies in a start-up or development stage.

Syd Cooke - 1980-88; real estate development.

Jim Mitchell - 1990-94; HUD mechanized home construction.

(d) N/A

(e) N/A

36. No petition of bankruptcy has been filed against the company or its officers.

## PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company are:

| Class of Shares | Average Price Per Share | Shares Held | % of Total | No. of Shares After Offering if All Securities Sold | % of Total |
|---|---|---|---|---|---|
| Lemire Corporation<br>1 James Street, Lincoln, U.K. LN 21QD<br>Active Corporation. | | | | | |
| Common | $.15 | 5,900,000 | 16.7 | 5,900,000 | 16.4 |
| Peter Bailey<br>Chesterton, 1400 High Street W., Uppingham, Rutland, U.K. LE 159QD<br>Retired. | | | | | |
| Common | $.009 | 4,016,380 | 11.4 | 4,016,380 | 11.1 |
| Syd L. Cooke<br>1501 So. 31st St., Ft. Pierce, FL 34954 (772) 465-1685<br>Corporation Executive | | | | | |
| Common | $1.00 | 3,537,412 | 10 | 3,537,412 | 9.8 |

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 5,037,412 shares (14.3% of total outstanding)

After offering: a) assuming minimum securities sold:
5,037,142 shares (14.1% of total outstanding)
b) assuming maximum securities sold:
5,037,412 shares (14.0% of total outstanding)

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) No Officers, Directors or key personnel or principal stockholders are related by blood or marriage.

(b) None of the Company's Officers, Directors, key personnel or 10% stockholders have received loans from the Company, nor have they guaranteed or co-signed any of the Company's obligations.

(c) N/A

40. (a) List all remunerations by the Company to Officers or Directors for the last fiscal year:

| | Cash | Other |
|---|---|---|
| Chief Executive Officer | $25,000 | $35,000 |
| Controller | $15,000 | $33,000 |
| Total | $40,000 | $68,000 |

(b) Remuneration has increased to $78,000 and $60,000 respectively. In this present fiscal year. At present, accounts payable for such services were entered since 1997 for these two individuals and total $273,000 and $113,000 respectfully.

(c) See employment agreements as Exhibit 3.

41. (a) The number of shares subject to issuance under presently outstanding stock purchase, stock options, warrants or rights:

5,000,000 Class A common shares (7.68% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options). All have been approved by shareholders. 5,000,000 shares are covered by stock options with an exercise price of $4.50, and an expiration date of June 15, 2007.

(b) None

(c) Future stock purchase agreements, stock options, warrants of rights must be approved by shareholders.

42. Certain key personnel have executed employment contracts. (See Exhibit 3)

LITIGATION

43. There are no past, present, pending or threatened litigation or administrative actions against the company.

FEDERAL TAX ASPECTS

44. There are no tax benefits available to the company or investors in this offering.

MISCELLANEOUS FACTORS

45. There are no material factors which would affect this company that are not previously included in this Offering Circular.

FINANCIAL STATEMENTS

46. Financial statements pertinent to this Offering Circular are presented in Exhibit 6.

## MANAGEMENT DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

**47. There have been no losses due to operations. Heretofore the Company has been involved in research and development. Production of saleable/marketable products will result from use of proceeds of this offering.**

**48. None**

**49. N/A**

**50. N/A**

## PART III - EXHIBITS

**Index to Exhibits:**

1. **Charter and By-Laws**
2. **Subscription Agreement**
3. **Employment Agreements**
4. **Attorney Opinion of Legality**
5. **Identity of Persons Issued Securities**
    a. **Alliance Broadcasting Group, Inc. at 2/15/02**
    b. **Emission Controls Corp. (Nevada) at 2/15/02**
    c. **List of shareholders issued securities after 2/15/02**
6. **Financial Statements**
    a. **Emission Controls Corp., audited at 12/31/01**
    b. **Alliance Broadcasting Group, Inc., audited at 2/15/02**
    c. **Emission Controls Corp., audited at 7/31/02**

**Note: In the opinion of management all adjustments necessary for a fair statement of records for the interim period have been included herein.**

**SIGNATURES**

**The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Ft. Pierce, State of Florida, on** August 31, **2002.**

**EMISSION CONTROLS CORP.**

**By** ______________________________
**Syd L. Cooke, President**

**This offering statement has been signed by the following persons in the capacities and on the dates indicated.**

______________________________
**Syd L. Cooke, Member of Board of Directors**

______________________________
**Jimmy L. Mitchell, Secretary - Treasurer; Member of Board of Directors**

## EXHIBIT ONE

## Charter and By-Laws

# Delaware

*The First State*

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "EMISSION CONTROLS CORP.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JUNE, A.D. 2002, AT 11:45 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2205996 8100

020402054

AUTHENTICATION: 1845695

DATE: 06-21-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:45 AM 06/21/2002
020402054 – 2205996

**CERTIFICATE OF AMENDMENT OF**
**CERTIFICATE OF INCORPORATION OF**
**EMISSION CONTROLS CORPORATION**

EMISSION CONTROLS CORPORATION, a corporation organized and existing under and by virtue of General Corporation laws of the State of Delaware: DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of EMISSION CONTROLS CORPORATION, has adopted resolutions by unanimous consent setting forth a proposed amendment to the Company's Certificate of Incorporation, which resolutions provide for a 4-1 forward stock split of all of the Company's authorized and issued shares of its Class A Common Stock, deleting the existing Article IV and substituting a new Article IV in lieu thereof, declaring said amendment to be advisable and directing that the amendment be submitted to the holders of at least a majority of the outstanding stock of the Company for their consent as permitted by Section 228 of the General Corporation Laws of the State of Delaware.

SECOND: That the following resolutions providing for the forward 4-1 stock split and recapitalization of the Company's authorized shares were adopted.

> RESOLVED, that the Board of Directors of the Corporation deems it desirable and in the best interest of the Corporation to effectuate a 4-1 stock split for all authorized and outstanding shares of the Class A Common Stock of the Company by issuing new certificates reflecting the 4-1 Class A Common Stock split with the attendant decrease in par value per share. No fractional shares shall be issued, but uneven numbers of shares resulting shall be rounded up to the next nearest number of shares. The record of date of the forward split shall be June 20, 2002 and the effective date of the forward split shall be June 30, 2002.
>
> FURTHER RESOLVED, that the Board of Directors is hereby authorized to amend the Company's Certificate of Incorporation to give effect to the above 4-1 stock split and to recapitalize the Company by substituting a new Article Fourth, declaring said amendment to be advisable and substantially in the following format:

ARTICLE IV - Capital Stock

> This Corporation shall be authorized to issue two classes of capital stock to be designated respectively Class A Common Stock ("Class A Common Stock") and Class B Common Stock ("Class B Common Stock"). The total number of shares of Class A Common Stock the Corporation shall have authority to issue is 80,000,000, \$.00075 par value and the total number of shares of Class B Common Stock the Corporation shall have the authority to issue is 2,000,000, \$.0005 par value per share.

Amended \$.0075

The holders of Class A Common Stock shall be entitled to one (1) vote for each share held, at all meetings of the Stockholders of the Corporation. The holders of the Class B Common Stock shall be entitled to ten (10) votes for each share held at all meetings or actions by written consent of the Shareholders of the Corporation. The share of Class B Common Stock shall not be convertible into Class A Common Stock. The Class A Common Stock and Class B Common Stock shall vote on all matters as one class.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 155, 228 and 242 of the General Corporation Laws of the State of Delaware.

FOURTH: That the capital of the Company will not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this 14 day of JUNE, 2002.

EMISSION CONTROLS CORPORATION

By: [signature]
Syd Cooke, President

STATE OF FLORIDA )
COUNTY OF Ind River )

Before me, the undersigned authority, personally appeared Syd Cooke, President of Emission Controls Corporation, who is to me well known to be the person described in and who subscribed the above certificate, and he did freely and voluntarily acknowledge before me according to law that he made and subscribed the same for the uses and purposed therein mentioned and set forth.

My Commission Expires:
10-25-2005

KIMBERLY S. WAGNER
Notary Public, State of Florida
My comm. exp. Oct. 25, 2005
Comm. No. DD 055258

[signature]
Notary-Signature

County of Residence:
Indian River

Notary-Printed

# BY-LAWS

## ARTICLE I - OFFICES

Section 1. The registered office of the corporation in the State of Delaware shall be at Suite 1600 Chemical Bank Plaza 1201 North Market Street Wilmington, DE 19801

The registered agent in charge thereof shall be

Registered Agents, Ltd.

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

## ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

## ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on the 1st Monday of October in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock A.M., when they shall elect a Board of Directors and transa such other business as may properly be brought before the ı eting. If the annual meeting for election of directors is no held on the date designated therefor, the directors shall cau: e the meeting to be held as soon thereafter as convenient.

Section 3. Election of Directors: Elections of the directors of the corporation may be by written ballot.

Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do

Business transacted at all special meetings shall be confin to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each sto holder entitled to vote thereat at least Ten days before such meeting, unless a greater period of notice is required by statut in a particular case.

Section 5. Quorum: A majority of the outstand g shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is couple with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether th interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting bef( : being voted upon.

Section 7. Notice of Meetings: Whenever stockh‹lders are required or permitted to take any action at a mee:ing, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taker without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting; during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

## ARTICLE IV - DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, Two in number. The directors need not be residents of this state or stockholder in the corporation. They shall be elected by the stockholders a the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until hi successor shall be elected and shall qualify or until :s earlier resignation or removal.

Section 2. Regular Meetings: Regular meetings ( the Board shall be held without notice the first Monday in October and the first Monday in April at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the President on Ten days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action require or permitted to be taken at any meeting of the Board of Director or of any committee thereof, may be taken without a meeting if a members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Boarc of Directors may hold its meetings, and have an office or office outside of this state.

Section 6. Conference Telephone: One or more directors ma participate in a meeting of the Board, of a committee of the Bo or of the stockholders, by means of conference teleph e or similar communications equipment by means of which al persons participating in the meeting can hear each other; par icipation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 8. Removal: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

## ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shal be chosen by the directors and shall be a President, Secretary and Treasurer. The Board of Directors may also choos a Chairman, one or more Vice Presidents and such other offic s as it shall deem necessary. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. President: The President shall be the chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 5. Secretary: The Secretary shall atte all sessions of the Board and all meetings of the stockho ers and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

## ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the

corporation by death, resignation, removal or otherwi: shall be filled by the Board of Directors. Vacancies and n( y created directorships resulting from any increase in t e authorized number of directors may be filled by a majority o the directors then in office, although less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

## ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom.

A proper purpose shall mean a purpose reasonably relε d to such person's interest as a stockholder. In every in .ance where an attorney or other agent shall be the person ho seeks the right to inspection, the demand under oath shall l e accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificate therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative.

to give the corporation a bond sufficient to indemnii it against any claim that may be made against it on account of t e alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of

Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for m. ey and notes of the corporation shall be signed by such offi :r or officers as the Board of Directors may from time to t: ne designat

Section 2. Fiscal Year: The fiscal year shall begin on the first day of

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, eithe personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for th purpose of notice. If the notice is sent by mail or by telegrap it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the givi of such notice. Except in the case of a special meeting of sto holders. neither the business to be transacted at nor the purpo of the meeting need be specified in the waiver of notice of suc meeting. Attendance of a person either in person or proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

## ARTICLE X - ANNUAL STATEMENT

Section 1. The President and Board of Directors shall

present at each annual meeting a full and complete st ement of the business and affairs of the corporation for the p :ceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisab!e and need not be verified by a certified public accountant.

## ARTICLE XI - AMENDMENTS

Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

**CERTIFICATE OF CORRECTION**
**TO THE**
**CERTIFICATE OF AMENDMENT OF**
**CERTIFICATE OF INCORPORATION OF**
**EMISSION CONTROLS CORPORATION**

(pursuant to Section 103(f) of Title 8
of the Delaware Code, as amended)

Emission Controls Corporation a corporation organized and existing under an by virtue of the General Corporation Laws of the State of Delaware, does hereby certify:

FIRST: That an Amendment of the Certificate of Incorporation of Emission Controls Corporation (a Delaware Corporation) was filed with the Secretary of State of the State of Delaware on the 21st day of June, 2002.

SECOND: That the Certificate of Incorporation was incorrectly typed with regard to the par value of the Class A Common Stock of Emission Controls Corporation appearing in Article IV of the Certificate of Incorporation as amended.

THIRD: That Article IV is corrected to read as follows:

This Corporation shall be authorized to issue two classes of capital stock to be designated respectively Class A Common Stock ("Class A Common Stock") and Class B Common Stock ("Class B Common Stock"). The total number of shares of Class A Common Stock the Corporation shall have authority to issue is 80,000,000, $.0075 par value and the total number of shares of Class B Common Stock the Corporation shall have the authority to issue is 2,000,000, $.0005 par value per share.

The holders of Class A Common Stock shall be entitled to one (1) vote for each share held, at all meetings of the Stockholders of the Corporation. The holders of the Class B Common Stock shall be entitled to ten (10) votes for each share held at all meetings or actions by written consent of the Shareholders of the Corporation. The share of Class B Common Stock shall not be convertible into Class A Common Stock. The Class A Common Stock and Class B Common Stock shall vote on all matters as one class.

In witness whereof, said Emission Controls Corporation has caused this Certificate to be signed by its President and Secretary this 16th day of July, 2002.

Syd Cooke, President

Jim Mitchell, Secretary

# Delaware



5.22

*The First State*

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "ALLIANCE BROADCASTING GROUP, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JANUARY, A.D. 2002, AT 4:30 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2205996 8100

020066312

AUTHENTICATION: 1590728

DATE: 01-31-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 01/31/2002
020066312 - 2205996

# CERTIFICATE OF CORRECTION
# TO THE
# CERTIFICATE OF MERGER
# OF
# ALLIANCE BROADCASTING GROUP, INC.

(pursuant to Section 103(f) of Title 8
of the Delaware Code, as amended)

ALLIANCE BROADCASTING GROUP, INC., a corporation organized and existing under and by virtue of the General Corporation Laws of the State of Delaware, does hereby certify:

FIRST: That a Certificate of Merger of EMMISSIONS CONTROLS CORP. (a Nevada corporation) with and into Alliance Broadcasting Group, Inc. (a Delaware Corporation) was filed with the Secretary of State of the State of Delaware on the 18th day of January, 2002.

SECOND: That the EIGHTH Article of the Certificate of Merger was incorrectly typed.

THIRD: That the EIGHTH Article is corrected to read as follows:

"EIGHTH: That this Certificate of Merger shall be effective on February 15, 2002".

In witness whereof, said ALLIANCE BROADCASTING GROUP, INC. has caused this Certificate to be signed by its President and Secretary this 31st day of January, 2002.

Joe Newman, President

Joe Newman, Secretary

# Delaware



3.22

*The First State*

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"EMISSIONS CONTROL CORP.", A NEVADA CORPORATION,

WITH AND INTO "ALLIANCE BROADCASTING GROUP, INC." UNDER THE NAME OF "EMISSION CONTROLS CORP.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE EIGHTEENTH DAY OF JANUARY, A.D. 2002, AT 6:01 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2205996 8100M

020038907

AUTHENTICATION: 1571449

DATE: 01-22-02

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:01 PM 01/15/2002
020038907 – 2205996

# CERTIFICATE OF MERGER
# OF
# EMISSIONS CONTROL CORP.
**(a Nevada corporation)**

**WITH AND INTO**

**ALLIANCE BROADCASTING GROUP, INC.**
**(a Delaware Corporation)**

(Under Section 252 of the General
Corporation Law of the State of Delaware)

The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware files this Certificate of Merger and does hereby certify:

FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

| Name | State of Incorporation |
|---|---|
| Emissions Control Corp. | Nevada |
| Alliance Broadcasting Group, Inc. | Delaware |

SECOND: That an Agreement and Plan of Merger dated as of the 30th day of November, 2001 between the parties has been adopted, approved, certified, executed and acknowledged by each of the constituent corporations in accordance with the laws under which each is formed and, as applicable, in the manner as is provided in Section 252 of the General Corporation Law of the State of Delaware. Pursuant to said Agreement and Plan of Merger, the surviving corporation of the merger shall be Alliance Broadcasting Group, Inc., the Delaware corporation (the "Surviving Corporation") which shall change its name to Emission Controls Corp.

THIRD: That the name of the Surviving Corporation after this filing in Delaware shall be Emission Controls Corp.

FOURTH: That the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of the said Alliance Broadcasting Group, Inc., the Delaware corporation, except that the name shall be Emission Controls Corp.

FIFTH: That the executed Agreement and Plan of Merger is on file at an office of the Surviving Corporation. The address of said office is 9421 Holliday Drive, Indianapolis, Indiana 46260.

SIXTH: That a copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation, upon request and without cost, to any stockholder of either of the constituent corporations.

SEVENTH: That the authorized capital stock of the Surviving Corporation is 20,000,000 shares of Class A Common Stock, $.03 par value per share, and 1,000,000 shares of Class B Common Stock, $.001 par value per share.

EIGHTH: That this Certificate of Merger shall be effective as of the date of filing.

IN WITNESS WHEREOF, the undersigned corporation has caused this Certificate to be executed by its President and attested by its Secretary this 18 day of January, 2002.

Alliance Broadcasting Group, Inc.
a Delaware corporation

By: [signature] Pres
Joe Newman, President

ATTEST:

[signature]
Joe Newman, Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:00 PM 01/18/2002
020038904 - 2205996

1-15-02

**CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF ALLIANCE BROADCASTING GROUP, INC.**

ALLIANCE BROADCASTING GROUP, INC., a corporation organized and existing under and by virtue of General Corporation laws of the State of Delaware; DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of ALLIANCE BROADCASTING GROUP, INC. has adopted resolutions by unanimous consent setting forth a proposed amendment to the Company's Certificate of Incorporation, which resolutions provide for a reverse 1 for 300 stock split of all of the Company's authorized and issued shares of its Class A Common Stock by deleting the existing Article IV and substituting a new Article IV in lieu thereof, declaring said amendment to be advisable and directing that the amendment be submitted to the holders of at least a majority of the outstanding stock of the Company for their consent as permitted by Section 228 of the General Corporation Laws of the State of Delaware.

SECOND: That the following resolutions providing for the reverse 1 for 300 stock split and recapitalization of the Company's authorized shares were adopted:

> RESOLVED, that the Board of Directors of the Corporation deems it desirable and in the best interest of the Corporation to effectuate a 1 for 300 reverse stock split for all authorized and outstanding shares of the Class A Common Stock of the Company by recalling for cancellation all outstanding certificates of Class A Common and to issue in their place new certificates reflecting the 1 for 300 reverse Class A Common Stock split with the attendant increase in par value per share. No fractional shares shall be issued, but uneven numbers of shares resulting shall be rounded up to the next nearest number of shares. The record of date of the reverse split shall be November 10, 2001 and the effective date of the reverse split shall be December 10, 2001.
>
> FURTHER RESOLVED, that the Board of Directors is hereby authorized to amend the Company's Certificate of Incorporation to give effect to the above 1 for 300 reverse stock split and to recapitalize the Company by substituting a new Article Fourth, declaring said amendment to be advisable and substantially in the following format:
>
> ARTICLE IV – Capital Stock
>
> This Corporation shall be authorized to issue two classes of capital stock to be designated respectively Class A Common Stock ("Class A Common Stock") and Class B Common Stock ("Class B Common Stock"). The total number of shares of Class A Common Stock the Corporation shall have authority to issue is 20,000,000, $.03 par value and the total number of shares of Class B Common Stock the Corporation shall have the authority to issue is 1,000,000, $.001 par value per share.

The holders of Class A Common Stock shall be entitled to one (1) vote for each share held, at all meetings of the Stockholders of the Corporation. The holders of the Class B Common Stock shall be entitled to ten (10) votes for each share held at all meetings or actions by written consent of the Shareholders of the Corporation. The share of Class B Common Stock shall not be convertible into Class A Common Stock. The Class A Common Stock and Class B Common Stock shall vote on all matters as one class.

THIRD: That said amendments were duly adopted in accordance with the provisions of Sections 155, 228 and 242 of the General Corporation Laws of the State of Delaware.

FOURTH: That the capital of the Company will not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the undersigned have hereunto subscribed our names this 15th day of Jan., 2002.

ALLIANCE BROADCASTING GROUP, INC.

By: Joseph P. Newman
Joseph P. Newman, President

STATE OF Ind )
COUNTY OF Marion )

Before me, the undersigned authority, personally appeared Joseph Newman, President of Alliance Broadcasting Group, Inc., who is to me well known to be the person described in and who subscribed the above certificate, and he did freely and voluntarily acknowledge before me according to law that he made and subscribed the same for the uses and purposed therein mentioned and set forth.

My Commission Expires:
10/29/2009

County of Residence:
Marion

Notary - Signature

Robert M. Koelker
Notary - Printed

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:01 PM 01/15/2002
020038907 – 2205996

1-16-02

**CERTIFICATE OF MERGER**
**OF**
**EMISSIONS CONTROL CORP.**
**(a Nevada corporation)**

**WITH AND INTO**

**ALLIANCE BROADCASTING GROUP, INC.**
**(a Delaware Corporation)**

(Under Section 252 of the General
Corporation Law of the State of Delaware)

The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware files this Certificate of Merger and does hereby certify:

FIRST: That the name and state of incorporation of each of the constituent corporations of the merger is as follows:

| Name | State of Incorporation |
|---|---|
| Emissions Control Corp. | Nevada |
| Alliance Broadcasting Group, Inc. | Delaware |

SECOND: That an Agreement and Plan of Merger dated as of the 30th day of November, 2001 between the parties has been adopted, approved, certified, executed and acknowledged by each of the constituent corporations in accordance with the laws under which each is formed and, as applicable, in the manner as is provided in Section 252 of the General Corporation Law of the State of Delaware. Pursuant to said Agreement and Plan of Merger, the surviving corporation of the merger shall be Alliance Broadcasting Group, Inc., the Delaware corporation (the "Surviving Corporation") which shall change its name to Emission Controls Corp.

THIRD: That the name of the Surviving Corporation after this filing in Delaware shall be Emission Controls Corp.

FOURTH: That the Certificate of Incorporation of the Surviving Corporation shall be the Certificate of Incorporation of the said Alliance Broadcasting Group, Inc., the Delaware corporation, except that the name shall be Emission Controls Corp.

FIFTH: That the executed Agreement and Plan of Merger is on file at an office of the Surviving Corporation. The address of said office is 9421 Holliday Drive, Indianapolis, Indiana 46260.

SIXTH: That a copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation, upon request and without cost, to any stockholder of either of the constituent corporations.

SEVENTH: That the authorized capital stock of the Surviving Corporation is 20,000,000 shares of Class A Common Stock, $.03 par value per share, and 1,000,000 shares of Class B Common Stock, $.001 par value per share.

EIGHTH: That this Certificate of Merger shall be effective as of the date of filing.

IN WITNESS WHEREOF, the undersigned corporation has caused this Certificate to be executed by its President and attested by its Secretary this 18th day of January, 2002.

Alliance Broadcasting Group, Inc.
a Delaware corporation

By: _______________
Joe Newman, President

ATTEST:

_______________
Joe Newman, Secretary

*State of Delaware*

# *Office of the Secretary of State*

↳ not merger



I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ALLIANCE BROADCASTING GROUP, INC." FILED IN THIS OFFICE ON THE FIFTH DAY OF MAY, A.D. 1997, AT 9 O'CLOCK A.M.

A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.

5/7/97
cc: J. NEWMAN
T. Kearney

Edward J. Freel

*Edward J. Freel, Secretary of State*

2265994 8100

AUTHENTICATION: 8451583

DATE:

## CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF ALLIANCE BROADCASTING GROUP, INC.

ALLIANCE BROADCASTING GROUP, INC., a corporation organized and existing under and by virtue of General Corporation laws of the State of Delaware: DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of ALLIANCE BROADCASTING GROUP, INC. has adopted resolutions by unanimous consent setting forth a proposed amendment to the Company's Certificate of Incorporation, which resolutions provide for a reverse 1 for 5.4 stock split of all of the Company's authorized and issued shares of its Class A Common Stock and the subsequent increase of the authorized number of shares of the Company as set forth below, by deleting the existing Article IV and substituting a new Article IV in lieu thereof, declaring said amendment to be advisable and directing that the amendment be submitted to the holders of at least a majority of the outstanding stock of the Company for their consent as permitted by Section 228 of the General Corporation Laws of the State of Delaware.

SECOND: Article Fourth of the Certificate of Incorporation as previously amended from time to time is deleted and the following new first paragraph of Article Fourth is substituted in lieu thereof:

### ARTICLE IV - Capital Stock

This Corporation shall be authorized to issue two classes of capital stock to be designated respectively Class A Common Stock ("Class A Common Stock") and Class B Common Stock ("Class B Common Stock"). The total number of shares of Class A Common Stock the Corporation shall have authority to issue is 20,000,000, $.0001 par value and the total number of shares of Class B Common Stock the Corporation shall have the authority to issue is 1,000,000, $.0001 par value per share.

The holders of Class A Common Stock shall be entitled to one (1) vote for each share held, at all meetings of the Stockholders of the Corporation. The holders of the Class B Common Stock shall be entitled to ten (10) votes for each share held at all meetings or actions by written consent of the Shareholders of the Corporation. Each share of Class B Common Stock shall be convertible into 5 shares of Class A Common Stock any time on or after May 1, 2000. The Class A Common Stock and Class B Common Stock shall vote on all matters as one class.

THIRD: That the following resolutions providing for the reverse 1 for 5.4 stock split and recapitalization of the Company's authorized shares was adopted:

RESOLVED, that the officers of the Company are hereby authorized to effectuate a 1 for 5.4 reverse stock split for all authorized and outstanding shares of the Class A Common Stock of the Company by recalling for cancellation all outstanding certificates of Class A Common and to issue in their place new certificates reflecting the 1 for 5.4 reverse Class A Common Stock split. In lieu of the issuance of fractional shares in conjunction with this reverse 1 for 5.4 stock split the Company shall round to the nearest whole number. The record dated of this reverse 1 for 5.4 reverse stock split shall be April 1, 1997. The Effective Date shall be May 5, 1997.

FURTHER RESOLVED, that the Board of Directors is hereby authorized to amend the Company's Certificate of Incorporation to give effect to the above 1 for 5.4 reverse stock split and to recapitalize the Company by substituting a new Article Fourth, declaring said amendment to be advisable and substantially in the following format:

**ARTICLE IV - Capital Stock**

This Corporation shall be authorized to issue two classes of capital stock to be designated respectively Class A Common Stock ("Class A Common Stock") and Class B Common Stock ("Class B Common Stock"). The total number of shares of Class A Common Stock the Corporation shall have authority to issue is 20,000,000, $.0001 par value and the total number of shares of Class B Common Stock the Corporation shall have the authority to issue is 1,000,000, $.0001 par value per share.

The holders of Class A Common Stock shall be entitled to one (1) vote for each share held, at all meetings of the Stockholders of the Corporation. The holders of the Class B Common Stock shall be entitled to ten (10) votes for each share held at all meetings or actions by written consent of the Shareholders of the Corporation. Each share of Class B Common Stock shall be convertible into 5 shares of Class A Common Stock any time on or after May 1, 2000. The Class A Common Stock and Class B Common Stock shall vote on all matters as one class.

FOURTH: That said amendments were duly adopted in accordance with the provisions of Sections 155, 228 and 242 of the General Corporation Laws of the State of Delaware.

FIFTH: That the capital of the Company will not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the undersigned have hereunto described our names this 1st day of May, 1997.

ALLIANCE BROADCASTING GROUP, INC.

By: [signature]

Its: President

**Joseph F. Newman, President**

STATE OF Florida )
)
COUNTY OF Pinellas )

Before me, the undersigned authority, personally appeared Joseph Newman President of Alliance Broadcasting Group, Inc., who is to me well known to be the person described in and who subscribed the above certificate, and he did freely and voluntarily acknowledge before me according to law that he made and subscribed the same for the uses and purposed therein mentioned and set forth.

[signature]

Notary Public

My commission expires:

MICHAEL T. CRONIN
MY COMMISSION # CC296436 EXPIRES
June 22, 1997
BONDED THRU TROY FAIN INSURANCE, INC.

MTC/ej/126558
4/17/97

# Certificate of Correction

# to the

# Certificate of Amendment

# of

18 NOV 96

OLD

1.51

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/18/1996
960336302 – 2205996

## ALLIANCE BROADCASTING GROUP, INC.

Pursuant to Section 103(f) of Title 8 of the Delaware Code of 1953, as amended

ALLIANCE BROADCASTING GROUP, INC, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

Does Hereby Certify:

First: That a certificate of amendment changing the corporation name to ALLIANCE BROADCASTING GROUP, INC. was filed with the Secretary of State of the State of Delaware on the 15th day of November 1996.

Second: That the First, Second and Third Articles of the amendment were incorrectly typed.

Third: That the First Article is corrected to read as follows:

"First: That by unanimous consent of the Board of Directors of ALLIANCE BROADCASTING GROUP, INC in lieu of a meeting, resolutions were adopted setting forth a proposed amendment of the Articles of Incorporation of said corporation, declaring said amendment to be advisable and calling upon the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:"

That the Second Article is corrected to read as follows.

"Second: That thereafter, pursuant to resolution of its Board of Directors, the consent of the necessary number of stockholders in favor of the amendment as required by statute, in lieu of a meeting, was sought."

That the Third Article is corrected to read as follows:

"Third: That said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the consent of necessary number of stockholders as required by said sections of the statute."

In witness whereof, said ALLIANCE BROADCASTING GROUP, INC has caused this certificate to be signed by Joe Newman, its President and Parrish B. Ketchmark its Secretary, this 18th day of November, 1996.

Joe Newman/President

Parrish B. Ketchmark/Secretary

1.57

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 11/15/1996
960334407 - 2205816

# Certificate of Amendment
# of
# CRYSTAL BROADCASTING, INC.

**CRYSTAL BROADCASTING, INC.**, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

**Does Hereby Certify:**

**First:** That at a meeting of the Board of Directors of **CRYSTAL BROADCASTING, INC.**, resolutions were duly adopted setting forth a proposed amendment of the Articles of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

Resolved, that the certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "One" so that, as amended, said Article shall be and read as follows:

"1. The name of the corporation is **ALLIANCE BROADCASTING GROUP, INC.**"

**Second:** That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Sections 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

**Third:** That said amendment was duly adopted in accordance with the provisions of section 242 of the General Corporation Law.

**Fourth:** That the capital of said corporation shall not be reduced under or by reason of said amendment.

**In witness whereof**, said **CRYSTAL BROADCASTING, INC.** has caused this certificate to be signed by Joe Newman, its President and Parrish B. Ketchmark its Secretary, this 14th day of November, 1996.

Joe Newman, President

Parrish B. Ketchmark, Secretary

2. 1.1996 23:59

OLD 1.51

24 JAN 1996

ROAN AMERICAN CORPORATION

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

THE UNDERSIGNED President and Secretary of Roan American Corporation, a Delaware corporation, pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, for the purpose of amending the Certificate of Incorporation of said Corporation, do hereby certify as follows:

WHEREAS, on January 24, 1996, pursuant to the written consent of a majority of shareholders of the Corporation in lieu of a meeting of shareholders, shareholders representing 650,000 shares out of a total of 930,000 shares of the issued and outstanding capital stock of the Corporation, or 69%, did adopt the following resolutions and amendments:

RESOLVED, that Article First of the Certificate of Incorporation of Roan American Corporation is hereby amended to read as follows:

FIRST: The name of the Corporation shall be Crystal Broadcasting, Inc.

FURTHER RESOLVED, that Article Fourth of the Certificate of Incorporation of Roan American Corporation is hereby amended to read as follows:

FOURTH: The amount of total authorized capital stock the Corporation is 20,000,000 shares of $.01 per share par value, which shares may be issued in various classes as directed by the Board of Directors.

DATED this 24th day of January, 1996.

The undersigned President and Secretary of the Corporation hereby declare that the foregoing Certificate of Amendment to the Certificate of Incorporation is true and correct to the best of their knowledge and belief.

DONALD J. FEHR, President

JIM RUZICKA, Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 12/27/1994
944255719 - 2205996

OLD 1.51
20 DEC 1994

ROAN AMERICAN CORPORATION

CERTIFICATE OF
Amendment

Pursuant to Section 242 of the DCL

WHEREAS, at a special meeting of the stockholders of the Roan American Corporation, duly called and held 4700 South 900 East STE 41 B, Salt Lake City, Utah 84111 Tuesday December 20, 1994 at 9:00am, at which meeting 240 shares out of a total of 280 shares of the capital stock of the said Corporation issued and outstanding where represented in person or by proxy, the following resolution was adopted by votes representing eighty five point seven percent (85.7%) of the said issued and outstanding stock. Be it

RESOLVED, That Article Four of the Certificate of Incorporation of the Roan American Corporation is hereby amended to read as follows:

> *FOURTH, The amount of total authorized capital stock of the corporation is 12,000,000 shares of 1¢ per share par value.*

WHEREAS, The Board of Directors believes it to be in the best interests of this Corporation that the Articles of Incorporation be Amended as recommended by the stockholders, be it

RESOLVED, That the resolution of the stockholders hereinabove set forth and said Articles of Incorporation so amended are hereby duly adopted, ratified, and confirmed.

Gary M. Lee
Gary M. Lee
Secretary
Roan American Corporation

1989 [illegible] 1.51

22059-96

# CERTIFICATE OF INCORPORATION

of

6792360

LED

ROAN AMERICAN CORPORATION

A 8 24 1989 9 A.M.

FIRST. The name of the Corporation is Roan American Corporation

SECOND. Its registered office in the State of Delaware is to be located at 710 Yorklyn Road, Hockessin, Delaware, County of New Castle. The registered agent is Registered Agents, Ltd., whose address is the same as above.

THIRD. The nature of business and purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Laws.

FOURTH. The amount of total authorized capital stock of the corporation is 1000 shares of no par value.

FIFTH. The name and mailing address of the incorporator are as follows:

Rita Brown
710 Yorklyn Road
Hockessin, DE 19707

SIXTH. The powers of the undersigned incorporator will terminate upon filing of the certificate of incorporation. The name(s) and mailing address(es) of persons who will serve as initial director(s) who may, after the filing of this certificate, be referred to as the Incorporator(s) until the first annual meeting of stockholders or until their successors are elected and qualify are:

George D. Fehr
Suite 610
10 Exchange Place
Salt Lake City, UT 84111

SEVENTH. Each person who serves or has served as a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividend or unlawful stock purchase or redemption as such liability is imposed under Section 174 of the General Corporation Laws of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand.

Signature of Incorporator

## EXHIBIT TWO

## Subscription Agreement

## SUBSCRIPTION AGREEMENT

**Emission Controls Corp.**

The undersigned subscriber hereby subscribes for and agrees to purchase and pay for, in accordance with the terms of this subscription agreement, __________ shares (the Shares) issued by Emission Controls Corp, a Delaware corporation (the Company), for a total of _______ Dollars ($_________). The undersigned agrees that the total purchase price required by the terms hereof will be paid in full upon the tender by the undersigned of this Agreement to the Company.

I understand that the Shares are being offered in reliance upon a filing under Regulation A of the Federal Securities Act of 1933, as amended (the Securities Act), and registrations and/or exemptions from registration provided by state securities laws. Accordingly, I hereby represent and warrant to the Company, and intend that the Company rely upon these representations and warranties for the purpose of establishing the acceptability of this subscription offer, as follows:

***PLEASE INITIAL EACH PARAGRAPH INDICATING YOUR UNDERSTANDING.***

_____1. I am purchasing for my own investment and not with a view to the distribution or resale of it to anyone else.

_____2. My decision to purchase the Shares is made solely on the basis of the information set forth in the Offering Statement and Circular provided me by the Company.

_____3. I acknowledge that the Company has made available the opportunity to ask questions and receive answers concerning the terms and conditions of the offering of these Shares and to obtain any additional information that the company or its officers possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished to me.

_____4. I recognize the Company has no financial operating history, and that an investment in the Shares involved a high degree of risk, including, but not limited to, the risk factors set forth in the Offering Statement and Circular provided me.

_____5. I have sufficient knowledge and experience in financial and business matters that I am capable of utilizing the information contained in the Offering Statement and Circular and other documents provided to evaluate the merits and risks involved in an investment in the Shares. I am capable of bearing all economic risks involved in an investment in the Shares with full knowledge that this investment could result in a total loss of such investment.

_____6. I agree that the Shares purchased will not be sold or transferred except under the conditions allowed by the laws of the United States.

_____7. I acknowledge that the Company as the sole and absolute right to reject any or part of subscriptions for Shares for any reason, and that this subscription will not entitle me to purchase any specific amount of Shares until accepted by the Company by its execution hereof.

_____8. My financial condition is such that I have no need for liquidity with respect to my investment in the Shares or for return of capital or distributions and I have no need to dispose of any portion of the Shares to satisfy any existing or contemplated undertaking or indebtedness.

_____9. I am able to bear the economic risk of an investment in the Shares for an indefinite period of time including the risk of losing part or all of my investment.

_____10. I have no need for a current return on my investment in the Shares.

_____11. I understand that the representations, terms and provisions of the Subscription Agreement also shall be deemed to apply to any additional shares that I may acquire.

_____12. I understand and agree that if my subscription is accepted, I will be required to execute such further documents as may be necessary as determined by the Company.

_____13. I recognize and understand that one or more of the principals of the Company may have conflicts of interest from time to time in that they may be involved in other activities which may in isolated cases be in conflict with their responsibilities to the Company.

_____14. The undersigned is (*check all applicable paragraphs*):

_____a. A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase, exceeds $1,000,000.

_____b. A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

_____c. None of the above.

_____15. I am a resident of ___________________.

_____16. The information I have provided herein is true, correct and complete as of the date hereof.

**General Provisions**:

This Subscription Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

All notices and other communications from any part to this Subscription Agreement to any other party to this Subscription Agreement shall be mailed by first-class, certified mail, postage prepaid, to the Company at P.O. box 247, Ft. Pierce, Fl 32950 and to the Subscriber at his or her address as set forth below, or otherwise transmitted to the Company from time to time.

No term of this Subscription Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the part against which enforcement of the change, waiver, discharge or termination. is sought.

This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of Delaware.

**Indemnification**:

The Shares in which the Subscriber seeks to invest will be issued pursuant to a Registration under Regulation A and an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act and certain provisions of Regulation D promulgated thereunder. The undersigned understands that the Company is in part relying upon the representations of the undersigned in claiming the foregoing exemptions from the registration requirements of such Act. Accordingly, the undersigned agrees to indemnify and hold harmless the Company and its counsel from any and all claims, losses and expenses such indemnified parties may incur in connection with or arising out of any breach of the representations, warranties, covenants, or agreements of the undersigned set forth in this Subscription Agreement.

**Investor Data** (*Please type or print*):

______________________________ ______________________________

(Name of Subscriber) (Social Security or other Identifying Number)

Legal Residence and/or Mailing Address and Telephone Number:

____________________________________________________________

**Total Dollar amount of Shares subscriber for:**

**Cash payable at the time of submission of this Subscription Agreement. Make checks or orders payable to Emission Controls Corp.**

Date:________________ ________________________________
(Signature of Subscriber)

Acceptance by Company:

Date:______________

By:________________________
(Printed Name)

____________________________
(Signature and Title)

# EXHIBIT THREE

Employment Contracts

## EMPLOYMENT CONTRACT

THIS CONTRACT OF EMPLOYMENT (hereinafter "Contract") is dated and effective as of the 15th day of May 2002, by and between Emission Controls Corporation a Delaware corporation (hereinafter the "Company"), and Syd Cooke (hereinafter "Executive").

Recitals

A. Executive has been instrumental in the organization of the original Emission Controls Corporation (a Nevada corporation), the Company and its business.

B. Executive is expected to continue to make a major contribution to the profitability, growth and financial strength of the Company.

C. The Company considers the continued services of the Executive to be in the best interest of the Company and its shareholders and desires to assure the continued services of the Executive on behalf of the Company on an objective and impartial basis and without distraction or conflict of interest in the event of an attempt to obtain control of the Company.

D. Executive is willing to remain in the employ of the Company under the terms and conditions hereof and upon the understanding that the Company will provide him with the income security herein if his employment is terminated by the Company without cause or if he voluntarily terminates his employment for good reason.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties to this Contract hereby agree as follows:

Agreement

1. Employment. The Company hereby agrees to employ Executive as Chief Executive Officer and President of the Company. Executive accepts such employment and agrees to be subject to the general supervision, orders, advice and direction of the Board of Directors of the Company in a manner consistent with the Articles of Incorporation and By-Laws of the Company.

2. Terms of Employment and Compensation. Executive's term of employment (the "Employment Term") hereunder shall start on the date first written above and continue until such employment terminates pursuant to Section 7 hereof. In consideration for providing services hereunder Executive shall be compensated through the salary and bonus provisions of Section 3 and shall also receive Six Hundred Seventy-Five Thousand (675,000) shares of restricted stock in the company upon execution of this Contract.

3. Salary and Bonus. Executive's salary for the first year hereunder shall be $78,000 per year. Thereafter during the Employment Term, Executive's salary shall be increased each year by an amount equal to Executive's salary for the previous year multiplied by the percent

change of the Consumer Price Index for all Urban Consumers (the "CPI") (published by the Bureau of Labor Statistics, United States Department of Labor) during the immediately preceding calendar year, provided such percent change is not less than 8%. If such percent change in the CPI is less than 8%, the factor by which Executive's salary hereunder shall be increased shall be 8%. For example, if the percent change in the CPI from January 1, 2003 to December 31, 2003 were 10%, Executive's salary for the second year hereunder would be $85,800. Then, if the percent change in the CPI from January 1, 2004 to December 31, 2004 were 3%, Executive's salary for the third year hereunder would be $88,374 (85,800 x 3%). Executive's salary shall be payable on the Company's regular salary payment dates. In addition, within 90 days after the end of each fiscal year during the Employment Term, Executive shall receive a bonus which shall not be less than 10% of Executive's base salary received during such fiscal year. In determining the amount of the bonus to be awarded to Executive, the Board shall consider the contributions made by Executive during the immediate fiscal year toward improvement in the Company's financial condition, operating results, business or prospects. For example, the Board shall consider increases in the net or total assets, or gross or net profits, of the Company as well as Executive's success in recruiting competent and experienced management personnel, consummating targeted acquisitions and similar matters. The salary and bonus payments hereunder shall be subject to withholding and any other applicable tax law.

4. Salary Guarantee. All salaries payable to the Executive under the Agreement will be guaranteed ("the Guaranteed Payments") as of the execution date of the Agreement for the full Employment Term of the Agreement plus three (3) years following the date of termination except for terminations for violations found in Section 7(b) (ii) and (iii) relating to acts of fraud or dishonesty for personal enrichment, or conviction of any felony or material tort which is detrimental to the Company.

a. None of the Guaranteed Payments described in this Section shall prevent the Executive from receiving the Termination Benefits described in Section 13 of the Agreement.

b. All guaranteed Payments described in this Section and payable to the Executive shall be payable to the Estate of Syd Cooke in the event of death of the Executive.

c. In the event of any mental disability which renders the Executive unable to fulfill his duties pursuant to Section 1 of this Agreement, all Guaranteed Payments shall be made to Syd Cooke, his attorney in fact, his personal representative, his guardian, or any other such person legally specifically listed, to whom is legally authorized to receive monetary payments due and owing to Syd Cooke.

d. In the event of any physical disability which renders the Executive unable or unwilling to fulfill his duties pursuant to Section 1 of this Agreement, all Guaranteed Payments shall be made directly to the Executive.

e. Guaranteed Payments as provided in this Section shall consist of the equivalent of two (2) full years of salary and the balance of the year of termination, said guaranteed payments shall begin the day after the date of termination and continue on the regular payment schedule hereunder until paid in full, also, said guaranteed payments shall also be subject to the cost of living increases as provided for in Section 2 hereof.

5. Reimbursement for Expenses. The Company shall, during the Employment Term, reimburse Executive for all reasonable travel, business entertainment and other business expenses (including a $500.00 monthly allowance for car expenses) incurred by Executive in rendering services under this Contract. Such reimbursement shall be subject to compliance with the applicable policies and procedures established by the Company.

6. Fringe Benefits. During the Employment Term, Executive shall be entitled to participate in the Company's corporate, medical and disability insurance plans. The Company shall also provide Executive with 4 weeks vacation per year. Executive shall be entitled to all other fringe benefit programs.

7. Termination. The Employment Term shall terminate on the first to occur of the following events:

(a) the Company giving Executive written notice at least 90 days before the anniversary date of the Contract of its intention not to renew; if such timely notice is not given, the Contract will automatically be renewed for another year.

(b) termination by the Company for cause, upon written notice (specifying the particulars) to Executive from the Company's Board of Directors, which cause shall be limited to.

(i) the persistent failure of or refusal by the Executive to comply with the material orders, advice, directions, policies, standard and regulations of the Company and its Board of Directors, as promulgated from time to time, or with the provisions of this Contract, which failure or refusal is detrimental to the Company;

(ii) an act or acts of fraud or dishonesty by Executive resulting in or tending to result in gain to or personal enrichment of Executive at the Company's expense;

(iii) any felony conviction of Executive or material tort which is detrimental to the Company;

(iv) the persistent absence by Executive from his employment without cause or explanation;

(c) the death of Executive;

(d) the 90th day after notice from the Company to Executive that Executive is considered to be permanently disabled due to his inability to perform his duties or fulfill his responsibilities hereunder, which inability existed for a period of 90 days or more before such notice; or

(e) termination by Executive, at his option, after 90 days prior written notice to the Company.

Upon termination of Executive's employment pursuant to Subsection 7(b)(ii) and 7(b)(iii), Executive (or his estate) shall receive (i) any unpaid salary payments with respect to period prior to the date of termination, and (ii) any termination, disability or death benefits to which he is entitled under any employee benefit plan of the Company which is in effect at the time of the termination of his employment.

In all other events of termination, Executive shall continue to receive the Guaranteed Payments.

8. Agreement Not to Compete. Executive agrees that if his employment is terminated (a) by the Company pursuant to Subsection 7(b) hereof or (b) by Executive pursuant to Subsection 7(e) hereof, unless such termination is for "good reason" as defined in Subsection 14(b) hereof, he shall not, for a period of two years from the date his employment hereunder terminates, (x) directly or indirectly sell or attempt to sell, within Indiana, on behalf of himself or any other person, corporation or entity, any type of product marketed by the Company at the time his employment is terminated, (y) directly or indirectly sell or attempt to sell any type of product marketed by the Company at the time his employment is terminated to any person, corporation or other entity that is a customer of the Company at the time his employment is terminated, and (z) within Indiana, directly or indirectly, own manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation, or control of any business similar to the type of business conducted by the Company at the time of termination of Executive's employment hereunder; provided, however, that Executive may be a shareholder of less than 5% of the outstanding shares of voting stock of any company listed on a recognized stock exchange or traded in the NASD over-the-counter market.

9. Technical Information. Executive covenants and agrees that during the Employment Term and for a period of six months after termination of the Employment Term (regardless of whether Executive is terminated or defaults under any other provision of this Contract) he will assign to the Company or its nominees all of his right, title and interest in and to all "Technical Information" (as hereinafter defined) which he makes, develops or conceives, either alone or in conjunction with others; he will disclose promptly to the Company all such Technical Information; and he will cooperate with the Company in its efforts to protect its rights of ownership in such Technical Information. For purposes of this Contract, "Technical Information" shall mean and include, but not be limited to, all software, processes, devices, trademarks, trade names, copyrights, marketing plans, improvement, and ideas relating to the

business of the Company, and all goodwill associated with any such time.

10. Covenant Against Disclosure of Technical and Confidential Information. Executive agrees that while he is employed by the Company and thereafter he shall not, directly or indirectly, disclose or use to the detriment of the Company or for the benefit of any other person, corporation or other entity, any confidential information or trade secret (including, but not limited to, the identity and needs of any customer of the Company, the method and techniques of any of the business of the Company, the marketing, sales, costs and pricing plans and objectives of the Company, the problems, developments, research records, and Technical Information), of the Company or of any of the affiliates of the Company. Furthermore, Executive shall deliver promptly to the Company upon termination of his employment, or at any time the Company may so request, all memoranda, notes, records, reports, manuals, software, models, designs, and other documents and computer records (and all copies thereof) relating to the business of the Company, and all property associated therewith, which he may then possess or have under his control. This Contract supplements and does not supersede Executive's obligations under statute or the common law to protect the Company's trade secrets and confidential information.

11. Remedy. Executive acknowledges that the restrictions contained in Sections 7 through 10 of this Contract are reasonable and that the legal remedies for breach of the covenants which are contained in Sections 7 through 9 of this Contract may be inadequate and, therefore, agrees that, in the event of any actual or threatened breach of any such covenant, in addition to any other right or remedy which the Company may have, the Company may: (a) seek specific enforcement of any such covenant through injunction or other equitable relief, and (b) recover from Executive an amount equal to (i) all sums paid by the Company to him after commencement of the breach, plus (ii) all costs and expenses (including attorneys' fees) incurred by the Company in enforcement of the covenant, plus (iii) all other damages to which the Company may be legally entitled.

12. Undertaking To Pay Termination Benefits. In addition to the payments Executive shall receive under Section 4 hereof in the event of the termination of his employment, the Company agrees to pay to the Executive the Termination Benefits specified in Section 13 hereof if (a) control of the Company is acquired (as defined in paragraph 14(a) hereof and (b) within three years after the acquisition of control occurs (i) the Company terminates the employment of Executive for any reason other than cause (as defined in Subsection 7(b)(ii) and 7(b)(iii) or 7(c) hereof, and permanent and total disability, or (ii) Executive voluntarily terminates his employment for good reason (as defined in Section 14(b) hereof).

13. Termination Benefits. If Executive is entitled to termination benefits pursuant to paragraph 12 hereof, the Company agrees to pay to Executive as termination compensation in a lump-sum payment within five calendar days of the termination of Executive's employment an amount to be computed by multiplying (a) Executive's average annual compensation payable by the Company which was includable in the gross income of Executive for the most recent five

calendar years ending coincident with or immediately before the date on which control of the Company is acquired (or such portion of such period during which Executive was an employee of the Company), by (b) 299%. For purposes of this Contract, employment and compensation paid by any direct or indirect subsidiary of the Company, if any will be deemed to be employment and compensation paid by the Company.

The Termination Benefits described in this section are payable to the Executive regardless of any determination by the Company's independent public accountants that payments made pursuant to this section are or would be non-deductible by the Company for federal income tax purposes because of Section 280G of the Internal Revenue Code of 1986 or any subsequent revisions in the Internal Revenue Code.

14. Definitions.

(a) As used in this Contract, the "acquisition of control": means (i) attaining ownership of 25% or more of the shares of voting stock of the Company by any person or group (other than a person or group including Executive or with whom or which Executive is affiliated), or (ii) the occurrence of a "change of control" required to be described under the proxy disclosure rules of the Securities and Exchange Commission.

(b) As used in this Contract, the term "good reason" means, without Executive's written consent, (i) a change in Executive's status, position or responsibilities which, in his reasonable judgment, does not represent a promotion from his status, position or responsibilities as in effect immediately prior to the change in control; the assignment to Executive of any duties or responsibilities which, in his reasonable judgment, are inconsistent with such status, position or responsibilities; or any removal of Executive from or failure to reappoint or reelect him to any of such positions, except in connection with the termination of his employment for total and permanent disability, death or pursuant to Subsection 7(ii) or 7(iii) herein or by him other than for good reason; (ii) a breach by the Company of its covenants under this Contract after a change in control; (iii) the relocation of the Company's principal executive offices to a location outside the Indianapolis, Indiana metropolitan area or the Company's requiring him to be based at any place other than the location at which he performed his duties prior to a change in control except for required travel on the Company's business to an extent substantially consistent with his business travel obligations at the time of a change in control; (iv) the failure by the Company to continue to provide Executive with benefits substantially similar to those enjoyed by him or to which he was entitled under any of the Company's pension, profit sharing, life insurance, medical, dental, health and accident, or disability plans in which he was participating at the time of a change in control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive him of any material fringe benefit enjoyed by him or to which he was entitled at the time of the change in control, or the failure by the Company to provide him with the number of paid vacation and sick leave days to which he is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation and sick leave policies and consistent with Section 6 of this Contract, (v) the failure of the Company to obtain a satisfactory agreement from any successor or assign of the Company to assume and agree to perform this Contract; (vi) any purported termination of Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Subsection 15(c) hereof (and, if applicable, Subsection 7(b) hereof); and for purposes of this Contract, no such purported termination shall be effective; or (vii) any request by the Company that Executive participate in an unlawful act or take any action constituting a breach of Executive's professional standard of conduct.

Notwithstanding anything in this paragraph 14(b) to the contrary, Executive's right to terminate his employment pursuant to paragraph 12 herein shall not be affected by his incapacity due to physical or mental illness.

15. Additional Provisions Relating to Termination.

(a) The Company is aware that upon the occurrence of a change in control the Board of Directors or a shareholder of the Company may then cause or attempt to cause the Company to refuse to comply with its obligations under this Contract, or may cause or attempt to cause the Company to institute, or may institute litigation seeking to have this Contract declared unenforceable, or may take or attempt to take action to deny Executive the benefits intended under this Contract. In these circumstances, the purpose of this Contract could be frustrated. It is the intent of the Company that Executive not be required to incur the expenses associated with the enforcement of his rights under this Contract by litigation or other legal action, nor be bound to negotiate any settlement of his rights hereunder, because the cost and expense of such legal action or settlement would substantially detract from the benefits intended to be extended to Executive hereunder. Accordingly, if following a change in control it should appear to Executive that the Company has failed to comply with any of its obligations under this Contract or in the event that the Company or any other person takes any action to declare this Contract void or unenforceable, or institutes any litigation or other legal action designed to deny, diminish or to recover from Executive the benefits entitled to be provided to Executive hereunder, and that Executive has complied with all of his obligations under this Contract, the Company irrevocably authorizes Executive from time to time to retain counsel of his choice, at the expense of the Company as provided in this Subsection 15(a), to represent Executive in connection with the initiation or defense of any litigation or other legal action, whether such action is by or against the Company or any director, officer, shareholder, or other person affiliated with the Company, in any jurisdiction. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Executive entering into an attorney-client relationship with such counsel, and in that connection the Company and Executive agree that a confidential relationship shall exist between Executive and such counsel. The reasonable fees and expenses of counsel selected from time to time by Executive as hereinabove provided shall be paid or reimbursed to Executive by the Company on a regular, periodic basis upon presentation by Executive of a statement or statements prepared by such counsel in accordance with its customary practices, up to a maximum aggregate amount of $500,000.00. Any legal expenses incurred by the Company by reason of any dispute between the parties as to enforceability of or the terms contained in this Contract, notwithstanding the outcome of any such dispute, shall be the sole responsibility of the Company, and the Company shall not take any action to seek reimbursement from Executive for such expenses.

(b) The Company shall not be entitled to set off against the amounts payable to Executive of any amounts earned by Executive in other employment after termination o f his employment with the Company, or any amounts which might have been earned by Executive in other employment had he sought such other employment. Executive shall have no duty or obligation to mitigate the compensation due to him under this Contract.

(c) Any purported termination by the Company or by Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 22 hereof. For purposes of this Contract, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Contract relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of his employment under the provision so indicated. For purposes of this Contract, no such purported termination shall be effective without such Notice of Termination.

16. Entire Agreement. This Contract contains the entire agreement of the parties relating to the employment of Executive by the Company, superseding any and all prior such agreements, and cannot be amended, modified, or supplemented in any respect by subsequent written agreement entered into by the parties.

17. Benefit. Executive acknowledges that the services to be rendered by him are unique and personal; accordingly, Executive may not assign any of his rights or delegate any of his duties or obligations under this Contract. The rights and obligations of the Company shall inure to the benefit of, and be binding upon, the legal representatives, successors and assigns of the Company.

18. No Waiver. No failure on the part of either party at any time to require the performance by the other party of any term of this Contract shall be taken or held to be a waiver of such term or in any way affect such party's right to enforce such term, and no waiver on the part of either party of any term in this Contract shall be taken or held to be a waiver of any other term hereof or the breach thereof.

19. Severability. The provisions of Sections 8 through 11 hereof are severable, and the invalidity or unenforceability of any particular provision of Sections 8 through 11 shall not affect or limit the enforceability of the other provisions. If any provision in Sections 78 through 11 hereof is held unenforceable for any reason, including the time period, geographic area, or scope of activity covered, then such provision shall be enforced to whatever extent is reasonable and enforceable.

20. Governing Law. This Contract shall be governed and construed in accordance with the law of the State of ~~Indiana~~ Delaware (other than the provisions relating to choice of law). The parties hereto agree that any legal action arising from this Contract may be brought in any state or federal court of record in ~~Indianapolis, Indiana~~ Tallahassee, Florida and the parties hereto waive any right to question the jurisdiction of such court over their person or the propriety of such venue.

21. Captions. The captions in this Contract are for convenience and identification purposes only, and not an integral part of this Contract, and are not to be considered in the interpretation of any part hereof.

22. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if in writing and personally delivered to the party to whom notice should be given or if sent by registered or certified mail, postage prepaid, addressed to the addresses set forth below, or to such other addresses as shall be furnished in writing by either party to the other:

| | |
|---|---|
| The Company: | Emission Controls Corporation<br>P.O. Box 247<br>Ft. Pierce, FL 34594 |
| Executive: | Syd Cooke<br>5035 Fairways Cir., #306<br>Vero Beach, FL 32967 |

IN WITNESS WHEREOF, the Company has caused this Contract to be executed on its behalf by its duly authorized officer and Executive has hereunto set his hand as of the date and year first above written.

Emission Controls Corporation

By: ______________________

Jimmy L. Mitchell, Secretary

Executive

______________________

Syd Cooke

# EMPLOYMENT CONTRACT

THIS CONTRACT OF EMPLOYMENT (hereinafter "Contract") is dated and effective as of the 15th day of May 2002, by and between Emission Controls Corporation a Delaware corporation (hereinafter the "Company"), and Jimmy L. Mitchell (hereinafter "Executive").

## Recitals

A. Executive has been instrumental in the organization of the original Emission Controls Corporation (a Nevada corporation), the Company and its business.

B. Executive is expected to continue to make a major contribution to the profitability, growth and financial strength of the Company.

C. The Company considers the continued services of the Executive to be in the best interest of the Company and its shareholders and desires to assure the continued services of the Executive on behalf of the Company on an objective and impartial basis and without distraction or conflict of interest in the event of an attempt to obtain control of the Company.

D. Executive is willing to remain in the employ of the Company under the terms and conditions hereof and upon the understanding that the Company will provide him with the income security herein if his employment is terminated by the Company without cause or if he voluntarily terminates his employment for good reason.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties to this Contract hereby agree as follows:

## Agreement

1. Employment. The Company hereby agrees to employ Executive as Secretary and Treasurer of the Company. Executive accepts such employment and agrees to be subject to the general supervision, orders, advice and direction of the Board of Directors of the Company in a manner consistent with the Articles of Incorporation and By-Laws of the Company.

2. Terms of Employment and Compensation. Executive's term of employment (the "Employment Term") hereunder shall start on the date first written above and continue until such employment terminates pursuant to Section 7 hereof. In consideration for providing services hereunder Executive shall be compensated through the salary and bonus provisions of Section 3 and shall also receive Three Hundred Twenty-Five Thousand (325,000) shares of restricted stock in the company upon execution of this Contract.

3. Salary and Bonus. Executive's salary for the first year hereunder shall be $60,000 per year. Thereafter during the Employment Term, Executive's salary shall be increased each year by an amount equal to Executive's salary for the previous year multiplied by the percent change of the Consumer Price Index for all Urban Consumers (the "CPI") (published by the

Bureau of Labor Statistics, United States Department of Labor) during the immediately preceding calendar year, provided such percent change is not less than 8%. If such percent change in the CPI is less than 8%, the factor by which Executive's salary hereunder shall be increased shall be 8%. For example, if the percent change in the CPI from January 1, 2003 to December 31, 2003 were 10%, Executive's salary for the second year hereunder would be $66,000. Then, if the percent change in the CPI from January 1, 2004 to December 31, 2004 were 3%, Executive's salary for the third year hereunder would be $67,980 (66,000 x 3%). Executive's salary shall be payable on the Company's regular salary payment dates. In addition, within 90 days after the end of each fiscal year during the Employment Term, Executive shall receive a bonus which shall not be less than 10% of Executive's base salary received during such fiscal year. In determining the amount of the bonus to be awarded to Executive, the Board shall consider the contributions made by Executive during the immediate fiscal year toward improvement in the Company's financial condition, operating results, business or prospects. For example, the Board shall consider increases in the net or total ~~sets~~ ASSETS, or gross or net profits, of the Company as well as Executive's success in recruiting competent and experienced management personnel, consummating targeted acquisitions and similar matters. The salary and bonus payments hereunder shall be subject to withholding and any other applicable tax law.

4. Salary Guarantee. All salaries payable to the Executive under the Agreement will be guaranteed ("the Guaranteed Payments") as of the execution date of the Agreement for the full Employment Term of the Agreement plus three (3) years following the date of termination except for terminations for violations found in Section 7(b) (ii) and (iii) relating to acts of fraud or dishonesty for personal enrichment, or conviction of any felony or material tort which is detrimental to the Company.

a. None of the Guaranteed Payments described in this Section shall prevent the Executive from receiving the Termination Benefits described in Section 13 of the Agreement.

b. All guaranteed Payments described in this Section and payable to the Executive shall be payable to the Estate of ~~Syd Cooke~~ Jim Mitchell SC JM in the event of death of the Executive.

c. In the event of any mental disability which renders the Executive unable to fulfill his duties pursuant to Section 1 of this Agreement, all Guaranteed Payments shall be made to Jim Mitchell SC JM ~~Syd Cooke~~, his attorney in fact, his personal representative, his guardian, or any other such person legally specifically listed, to whom is legally authorized to receive monetary payments due and owing to ~~Syd Cooke.~~ Jim Mitchell SC JM

d. In the event of any physical disability which renders the Executive unable or unwilling to fulfill his duties pursuant to Section 1 of this Agreement, all Guaranteed Payments shall be made directly to the Executive.

e. Guaranteed Payments as provided in this Section shall consist of the equivalent of two (2) full years of salary and the balance of the year of termination, said guaranteed payments shall begin the day after the date of termination and continue on the regular payment schedule hereunder until paid in full, also, said guaranteed payments shall also be subject to the cost of living increases as provided for in Section 2 hereof.

5. Reimbursement for Expenses. The Company shall, during the Employment Term, reimburse Executive for all reasonable travel, business entertainment and other business expenses (including a $500.00 monthly allowance for car expenses) incurred by Executive in rendering services under this Contract. Such reimbursement shall be subject to compliance with the applicable policies and procedures established by the Company.

6. Fringe Benefits. During the Employment Term, Executive shall be entitled to participate in the Company's corporate, medical and disability insurance plans. The Company shall also provide Executive with 4 weeks vacation per year. Executive shall be entitled to all other fringe benefit programs.

7. Termination. The Employment Term shall terminate on the first to occur of the following events:

(a) the Company giving Executive written notice at least 90 days before the anniversary date of the Contract of its intention not to renew; if such timely notice is not given, the Contract will automatically be renewed for another year.

(b) termination by the Company for cause, upon written notice (specifying the particulars) to Executive from the Company's Board of Directors, which cause shall be limited to.

(i) the persistent failure of or refusal by the Executive to comply with the material orders, advice, directions, policies, standard and regulations of the Company and its Board of Directors, as promulgated from time to time, or with the provisions of this Contract, which failure or refusal is detrimental to the Company;

(ii) an act or acts of fraud or dishonesty by Executive resulting in or tending to result in gain to or personal enrichment of Executive at the Company's expense;

(iii) any felony conviction of Executive or material tort which is detrimental to the Company;

(iv) the persistent absence by Executive from his employment without cause or explanation;

(c) the death of Executive;

(d) the 90th day after notice from the Company to Executive that Executive is considered to be permanently disabled due to his inability to perform his duties or fulfill his responsibilities hereunder, which inability existed for a period of 90 days or more before such notice; or

(e) termination by Executive, at his option, after 90 days prior written notice to the Company.

Upon termination of Executive's employment pursuant to Subsection 7(b)(ii) and 7(b)(iii), Executive (or his estate) shall receive (i) any unpaid salary payments with respect to period prior to the date of termination, and (ii) any termination, disability or death benefits to which he is entitled under any employee benefit plan of the Company which is in effect at the time of the termination of his employment.

In all other events of termination, Executive shall continue to receive the Guaranteed Payments.

8. Agreement Not to Compete. Executive agrees that if his employment is terminated (a) by the Company pursuant to Subsection 7(b) hereof or (b) by Executive pursuant to Subsection 7(e) hereof, unless such termination is for "good reason" as defined in Subsection 14(b) hereof, he shall not, for a period of two years from the date his employment hereunder terminates, (x) directly or indirectly sell or attempt to sell, within Indiana, on behalf of himself or any other person, corporation or entity, any type of product marketed by the Company at the time his employment is terminated, (y) directly or indirectly sell or attempt to sell any type of product marketed by the Company at the time his employment is terminated to any person, corporation or other entity that is a customer of the Company at the time his employment is terminated, and (z) within Indiana, directly or indirectly, own manage, operate, control, be employed by, participate in, or be connected in any manner with the ownership, management, operation, or control of any business similar to the type of business conducted by the Company at the time of termination of Executive's employment hereunder; provided, however, that Executive may be a shareholder of less than 5% of the outstanding shares of voting stock of any company listed on a recognized stock exchange or traded in the NASD over-the-counter market.

9. Technical Information. Executive covenants and agrees that during the Employment Term and for a period of six months after termination of the Employment Term (regardless of whether Executive is terminated or defaults under any other provision of this Contract) he will assign to the Company or its nominees all of his right, title and interest in and to all "Technical Information" (as hereinafter defined) which he makes, develops or conceives, either alone or in conjunction with others; he will disclose promptly to the Company all such Technical Information; and he will cooperate with the Company in its efforts to protect its rights of ownership in such Technical Information. For purposes of this Contract, "Technical Information" shall mean and include, but not be limited to, all software, processes, devices, trademarks, trade names, copyrights, marketing plans, improvement, and ideas relating to the business of the Company, and all goodwill associated with any such time.

10. Covenant Against Disclosure of Technical and Confidential Information. Executive agrees that while he is employed by the Company and thereafter he shall not, directly or indirectly, disclose or use to the detriment of the Company or for the benefit of any other person, corporation or other entity, any confidential information or trade secret (including, but not limited to, the identity and needs of any customer of the Company, the method and techniques of any of the business of the Company, the marketing, sales, costs and pricing plans and objectives of the Company, the problems, developments, research records, and Technical Information), of the Company or of any of the affiliates of the Company. Furthermore, Executive shall deliver promptly to the Company upon termination of his employment, or at any time the Company may so request, all memoranda, notes, records, reports, manuals, software, models, designs, and other documents and computer records (and all copies thereof) relating to the business of the Company, and all property associated therewith, which he may then possess or have under his control. This Contract supplements and does not supersede Executive's obligations under statute or the common law to protect the Company's trade secrets and confidential information.

11. Remedy. Executive acknowledges that the restrictions contained in Sections 7 through 10 of this Contract are reasonable and that the legal remedies for breach of the covenants which are contained in Sections 7 through 9 of this Contract may be inadequate and, therefore, agrees that, in the event of any actual or threatened breach of any such covenant, in addition to any other right or remedy which the Company may have, the Company may: (a) seek specific enforcement of any such covenant through injunction or other equitable relief, and (b) recover from Executive an amount equal to (i) all sums paid by the Company to him after commencement of the breach, plus (ii) all costs and expenses (including attorneys' fees) incurred by the Company in enforcement of the covenant, plus (iii) all other damages to which the Company may be legally entitled.

12. Undertaking To Pay Termination Benefits. In addition to the payments Executive shall receive under Section 4 hereof in the event of the termination of his employment, the Company agrees to pay to the Executive the Termination Benefits specified in Section 13 hereof if (a) control of the Company is acquired (as defined in paragraph 14(a) hereof and (b) within three years after the acquisition of control occurs (i) the Company terminates the employment of Executive for any reason other than cause (as defined in Subsection 7(b)(ii) and 7(b)(iii) or 7(c) hereof, and permanent and total disability, or (ii) Executive voluntarily terminates his employment for good reason (as defined in Section 14(b) hereof).

13. Termination Benefits. If Executive is entitled to termination benefits pursuant to paragraph 12 hereof, the Company agrees to pay to Executive as termination compensation in a lump-sum payment within five calendar days of the termination of Executive's employment an amount to be computed by multiplying (a) Executive's average annual compensation payable by the Company which was includable in the gross income of Executive for the most recent five calendar years ending coincident with or immediately before the date on which control of the Company is acquired (or such portion of such period during which Executive was an employee

of the Company), by (b) 299%. For purposes of this Contract, employment and compensation paid by any direct or indirect subsidiary of the Company, if any will be deemed to be employment and compensation paid by the Company.

The Termination Benefits described in this section are payable to the Executive regardless of any determination by the Company's independent public accountants that payments made pursuant to this section are or would be non-deductible by the Company for federal income tax purposes because of Section 280G of the Internal Revenue Code of 1986 or any subsequent revisions in the Internal Revenue Code.

14. Definitions.

(a) As used in this Contract, the "acquisition of control": means (i) attaining ownership of 25% or more of the shares of voting stock of the Company by any person or group (other than a person or group including Executive or with whom or which Executive is affiliated), or (ii) the occurrence of a "change of control" required to be described under the proxy disclosure rules of the Securities and Exchange Commission.

(b) As used in this Contract, the term "good reason" means, without Executive's written consent, (i) a change in Executive's status, position or responsibilities which, in his reasonable judgment, does not represent a promotion from his status, position or responsibilities as in effect immediately prior to the change in control; the assignment to Executive of any duties or responsibilities which, in his reasonable judgment, are inconsistent with such status, position or responsibilities; or any removal of Executive from or failure to reappoint or reelect him to any of such positions, except in connection with the termination of his employment for total and permanent disability, death or pursuant to Subsection 7(ii) or 7(iii) herein or by him other than for good reason; (ii) a breach by the Company of its covenants under this Contract after a change in control; (iii) the relocation of the Company's principal executive offices to a location outside the Indianapolis, Indiana metropolitan area or the Company's requiring him to be based at any place other than the location at which he performed his duties prior to a change in control except for required travel on the Company's business to an extent substantially consistent with his business travel obligations at the time of a change in control; (iv) the failure by the Company to continue to provide Executive with benefits substantially similar to those enjoyed by him or to which he was entitled under any of the Company's pension, profit sharing, life insurance, medical, dental, health and accident, or disability plans in which he was participating at the time of a change in control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive him of any material fringe benefit enjoyed by him or to which he was entitled at the time of the change in control, or the failure by the Company to provide him with the number of paid vacation and sick leave days to which he is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation and sick leave policies and consistent with Section 6 of this Contract, (v) the failure of the

Company to obtain a satisfactory agreement from any successor or assign of the Company to assume and agree to perform this Contract; (vi) any purported termination of Executive's employment which is not effected pursuant to a Notice of Termination satisfying the requirements of Subsection 15(c) hereof (and, if applicable, Subsection 7(b) hereof); and for purposes of this Contract, no such purported termination shall be effective; or (vii) any request by the Company that Executive participate in an unlawful act or take any action constituting a breach of Executive's professional standard of conduct.

Notwithstanding anything in this paragraph 14(b) to the contrary, Executive's right to terminate his employment pursuant to paragraph 12 herein shall not be affected by his incapacity due to physical or mental illness.

15. Additional Provisions Relating to Termination.

(a) The Company is aware that upon the occurrence of a change in control the Board of Directors or a shareholder of the Company may then cause or attempt to cause the Company to refuse to comply with its obligations under this Contract, or may cause or attempt to cause the Company to institute, or may institute litigation seeking to have this Contract declared unenforceable, or may take or attempt to take action to deny Executive the benefits intended under this Contract. In these circumstances, the purpose of this Contract could be frustrated. It is the intent of the Company that Executive not be required to incur the expenses associated with the enforcement of his rights under this Contract by litigation or other legal action, nor be bound to negotiate any settlement of his rights hereunder, because the cost and expense of such legal action or settlement would substantially detract from the benefits intended to be extended to Executive hereunder. Accordingly, if following a change in control it should appear to Executive that the Company has failed to comply with any of its obligations under this Contract or in the event that the Company or any other person takes any action to declare this Contract void or unenforceable, or institutes any litigation or other legal action designed to deny, diminish or to recover from Executive the benefits entitled to be provided to Executive hereunder, and that Executive has complied with all of his obligations under this Contract, the Company irrevocably authorizes Executive from time to time to retain counsel of his choice, at the expense of the Company as provided in this Subsection 15(a), to represent Executive in connection with the initiation or defense of any litigation or other legal action, whether such action is by or against the Company or any director, officer, shareholder, or other person affiliated with the Company, in any jurisdiction. Notwithstanding any existing or prior attorney-client relationship between the Company and such counsel, the Company irrevocably consents to Executive entering into an attorney-client relationship with such counsel, and in that connection the Company and Executive agree that a confidential relationship shall exist between Executive and such counsel. The reasonable fees and expenses of counsel selected from time to time by Executive as hereinabove provided shall be paid or reimbursed to Executive by the

Company on a regular, periodic basis upon presentation by Executive of a statement or statements prepared by such counsel in accordance with its customary practices, up to a maximum aggregate amount of $500,000.00. Any legal expenses incurred by the Company by reason of any dispute between the parties as to enforceability of or the terms contained in this Contract, notwithstanding the outcome of any such dispute, shall be the sole responsibility of the Company, and the Company shall not take any action to seek reimbursement from Executive for such expenses.

(b) The Company shall not be entitled to set off against the amounts payable to Executive of any amounts earned by Executive in other employment after termination o f his employment with the Company, or any amounts which might have been earned by Executive in other employment had he sought such other employment. Executive shall have no duty or obligation to mitigate the compensation due to him under this Contract.

(c) Any purported termination by the Company or by Executive shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 22 hereof. For purposes of this Contract, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Contract relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of his employment under the provision so indicated. For purposes of this Contract, no such purported termination shall be effective without such Notice of Termination.

16. Entire Agreement. This Contract contains the entire agreement of the parties relating to the employment of Executive by the Company, superseding any and all prior such agreements, and cannot be amended, modified, or supplemented in any respect by subsequent written agreement entered into by the parties.

17. Benefit. Executive acknowledges that the services to be rendered by him are unique and personal; accordingly, Executive may not assign any of his rights or delegate any of his duties or obligations under this Contract. The rights and obligations of the Company shall inure to the benefit of, and be binding upon, the legal representatives, successors and assigns of the Company.

18. No Waiver. No failure on the part of either party at any time to require the performance by the other party of any term of this Contract shall be taken or held to be a waiver of such term or in any way affect such party's right to enforce such term, and no waiver on the part of either party of any term in this Contract shall be taken or held to be a waiver of any other term hereof or the breach thereof.

19. Severability. The provisions of Sections 8 through 11 hereof are severable, and the invalidity or unenforceability of any particular provision of Sections 8 through 11 shall not affect or limit the enforceability of the other provisions. If any provision in Sections 78 through

11 hereof is held unenforceable for any reason, including the time period, geographic area, or scope of activity covered, then such provision shall be enforced to whatever extent is reasonable and enforceable.

20. Governing Law. This Contract shall be governed and construed in accordance with the law of the State of ~~Indiana~~ Delaware (other than the provisions relating to choice of law). The parties hereto agree that any legal action arising from this Contract may be brought in any state or federal court of record in ~~Indianapolis, Indiana~~ Tallahassee, Florida and the parties hereto waive any right to question the jurisdiction of such court over their person or the propriety of such venue.

21. Captions. The captions in this Contract are for convenience and identification purposes only, and not an integral part of this Contract, and are not to be considered in the interpretation of any part hereof.

22. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if in writing and personally delivered to the party to whom notice should be given or if sent by registered or certified mail, postage prepaid, addressed to the addresses set forth below, or to such other addresses as shall be furnished in writing by either party to the other:

The Company: Emission Controls Corporation
P.O. Box 247
Ft. Pierce, FL 34594

Executive: Jimmy L. Mitchell
5035 Fairways Cir., #202C
Vero Beach, FL 32967

IN WITNESS WHEREOF, the Company has caused this Contract to be executed on its behalf by its duly authorized officer and Executive has hereunto set his hand as of the date and year first above written.

Emission Controls Corporation

By: ______________________
Syd Cooke, President

Executive

______________________
Jimmy L. Mitchell

EXHIBIT FOUR

Attorney Opinion of Legality

SHEEKS ITTENBACH JOHNSON TRETTIN & KOELLER
An Association of Attorneys Not in Partnership

Charles R. Sheeks
John F. Ittenbach
F. Bradford Johnson
Richard T. Trettin
Robert M. Koeller

September 19, 2002

Emission Controls Corporation
P.O. Box 247
Ft. Pierce, FL 34950
Attn: Syd Cook, President

Dear Syd:

I have acted as counsel for Emission Controls Corp., a Delaware corporation (the "Company"), in connection with the regulation A registration shares of Common Stock of the Company (the "Shares") described in the prospectus of the Company dated August 31, 2002 (the "Prospectus"), contained in the Registration Statement on Form 1-A (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act").

In connection with this matter, we have examined the originals or copies certified or otherwise identified to our satisfaction of the following:

(a) Articles of Incorporation of the Company, as amended to date;

(b) By-laws of the Company, as amended to date;

(c) Certificates from the Secretary of State of the State of Delaware for the Company listing all charter documents on file, attaching a copy of each charter document so listed, and certifying as to the true nature of each such copy.

(d) Resolutions of the Board of Directors of the Company adopted on September 16, 2002, authorizing the issuance and sale of the Shares, and the filing of the Registration Statement.

In addition to the foregoing, I have also relied as to matters of fact upon the representations made by the Company. Based upon and in reliance upon the foregoing, and after examination of such corporate and other records, certificates and other documents and such matters of law as I have deemed applicable or relevant to this opinion, it is my opinion that:

1. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority to own its properties and conduct its business as described in the Registration Statement; the Company is duly qualified as a foreign corporation and in good standing in Florida and in each other jurisdiction in which the ownership or leasing of property requires such qualification (except for those jurisdictions in which the only material consequence of a failure to be so

6350 North Shadeland Avenue Suite 4 Indianapolis, Indiana 46220 317-842-5235 fax 317-842-5256 qualified, other than potential penalties not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole, is that actions may not be brought in the courts of such jurisdictions by the Company until its failure to so qualify, if required, has been cured);

2. The shares will, when sold be legally issued, fully paid and non assessable.

I consent to the filing of this opinion and exhibit to the Form 1-A, and state filings, and further consent to the reference to my name wherever appearing in those filing documents.

Very truly yours,

SHEEKS ITTENBACH JOHNSON
TRETTIN & KOELLER

Robert M. Koeller
Attorney at Law

RMK/jkv
Enclosure

# EXHIBIT FIVE

## Identity of Persons Issued Securities

EXHIBIT FIVE – A

Alliance Broadcasting Group, Inc
After merger with Emission Controls Corp

February 12, 2002

ABG AFTER SPLIT -

**EMISSION CONTROLS CORP.**

All Current Shareholders

Name

GARY ANDREASEN
34 LAKE RD.
UPPER SADDLE RIVER, NJ 07458

THOMAS H. ANDREDITA
269 N. BRIDGE ST.
SOMERVILLE, NJ 08876

PETER BAILEY
CHESTERTON
1800 HIGH STREET W
UPPINGHAM, RUTLAND UK LE 159QD

WILLIAM BALLANTYNE
3230 SPRUCEWOOD LANE
WILMETTE, IL 60091-1111

MARTIN BECKINSTEIN

JEFFREY BOLAND
& PATRICIA BOLAND JTTEN
RD 3 BOX 3839
E. STROUDSBURG, PA 18301-9577

JAMES D. BOLDREY
TTEE FBO THE JAMES D. BOLDREY LIVING TRUST
117 STATE AVENUE
ALPENA, MI 49707

ALAN BREUKER
3312 LINCOLN RD.
HAMILTON, MI 49419

KRISTIE FEHR BRIGGS
11568 HIDDEN VALLEY BLVD.
SANDY, UT 84092

MICHAEL J. BROWN
54 MONUMENT CIRCLE, STE. 600
INDIANAPOLIS, IN 46204

BSC FAMILY HOLDINGS, LTD.
100 N MAIN STE 400
HUTCHINSON, KS 67501

**EMISSION CONTROLS CORP.**

All Current Shareholders

Name

ERIC C. CASPER
1952 EAST 7000 SOUTH #105
SALT LAKE CITY, UT 84121

SALVATORE CASTIGLIONE

PAUL F. CATTESON
P.O. BOX 729
EVERGREEN, CO 80439

CEDE & CO
THE DEPOSITORY TRUST COMPANY
P.O. BOX 222
BOWLING GREEN STATION
NEW YORK, NY 10274

**EMISSION CONTROLS CORP.**

All Current Shareholders

Name

CEDE & CO (Continued)

**EMISSION CONTROLS CORP.**

All Current Shareholders

COMI

| Name | Certifi |
| --- | --- |
| CEDE & CO (Continued) | 486 |
| | 490 |
| | 493 |
| | 494 |
| | 495 |
| | 496 |
| | 523 |
| | 527 |
| | 528 |
| | 529 |
| | 535 |
| | 541 |
| | 543 |
| | 544 |
| | 545 |
| | 554 |
| | 556 |
| | 559 |
| | **Total:** |
| WILLIAM E. CHAPLIN, JR.<br>7920 S. 280 E.<br>SANDY, UT 84070 | 328 |
| | **Total:** |
| CLUB MONEY OF N.J., INC.<br>18 HORSHOE ROAD<br>SAYERVILLE, NJ 08872 | 7002 |
| | **Total:** |
| MALCOLM COSTER<br>46 GOLFSIDE<br>CHEAM SURREY, SM27EZ ENGLAND | 514 |
| | **Total:** |
| STEPHEN COUTURE<br>901 CHESTNUT ST.<br>PO BOX 3880<br>CLEARWATER, FL 33767 | 200 |
| | **Total:** |
| EDWARD F. COWLE<br>201 E. 87TH STREET<br>APT 6C<br>NEW YORK, NY 10128 | 90006 |
| | **Total:** |
| BURNETTE W. CREIGHTON<br>NORMA CREIGHTON JTTEN<br>1690 MARINA WAY<br>SAN JOSE, CA 95125-5582 | 140 |
| | **Total:** |
| MICHAEL T. CRONIN<br>911 CHESTNUT ST.<br>PO BOX 1368<br>CLEARWATER, FL 34617-1368 | 198 |
| | **Total:** |

**EMISSION CONTROLS CORP.**
All Current Shareholders

Name

EARL DEIMUND, II
10414 SMOKERISE LANE
CLERMONT, FL 34711

CHARLES EWALD
4060 KILMARTIN DRIVE
TALLAHASSEE, FL 32308

DAVID P. FAXON, JR.
36481 WASHINGTON LOOP ROAD
PUNTA GORDA, FL
MA & OMB Memorandum M-07-16 ***

DONALD J. FEHR
3001 EAST MILLCREEK ROAD
SALT LAKE CITY, UT 84109

ELOISE M. FEHR
2127 ST. MARY'S DRIVE
SALT LAKE CITY, UT 84108

GEORGE FEHR
1308 SO. 1700 E., STE. 210
SALT LAKE CITY, UT 84108-2273

GEORGE D. FEHR
610 EXCHANGE PLANE SUITE 610
SALT LAKE CITY, UT 84111

GERRIE FEHR

FLEET, HARROW AND INGRAM, LTD.
14 BOND STREET
SUITE 122
GREAT NECK, NY 11021

MILTON F. FUCHS
6422 WOODBROOK LANE
HOUSTON, TX 77008-6256

**EMISSION CONTROLS CORP.**
All Current Shareholders

Name

DEAN GOFF
& JO ANN GOFF

BERNARD GRAND
20 MYRON ROAD
PLAINVIEW, NY 10024

GRAYSON ENTERPRISES LLC
39 BROADWAY, 21ST FLOOR
NEW YORK, NY 10006

HOWARD GREEN
GENERAL DELIVERY
LANATZVILLE, BC V0R 2HD CANADA

HOWARD GREEN
1275 GABRIELO DRIVE
PARKSVILLE, BC V9P 2T5 CANADA

BETTY GREGORIE
7277 CASCADE DRIVE
BOISE, ID 83702

RICHARD C. GRIESMAN
128 PECAN GROVE CT.
LANCASTER, TX 75146-2914

ALLEN GRINYER
BOX 231
BROOKFIELD, WI 53045

JOSEPH M. GUCCIONE, JR.
841 BEEKMAN DRIVE
NORTH BELLMORE, NY 11710

JOSEPH M. GUCCIONE, JR.
841 BECKMAN DR.
N. BELLMORE, NY 11710

RICHARD S. GUCCIONE
841 BEEKMAN DRIVE
NORTH BELLMORE, NY 11710

C(
Ce
1:
To
8(
1;
Tot
7(
Tot
51
51
Tot
52
Tot
90
Tot
41
Tot
30
Tota
50
Tota
28
Tota
28(
50
Total

## EMISSION CONTROLS CORP.

All Current Shareholders

Name

RALPH GUILD

GINA GUNDEL
629 GREEN GROVE ROAD
OCEAN, NJ 07712

RALPH GUNDEL
629 OCEAN GROVE ROAD
OCEAN, NJ 07712

STEVEN J HACKETT
& ANN HACKETT JT TEN
21 TUCKERTON RD
SHAMONG, NJ 08088-8409

& OMB Memorandum M-07-16 ***

WILLIAM M. HALL
4691 W. 133RD STREET
HAWTHORNE, CA 90250-5705

SHALISE HANCY
8587 SNOWVILLE DRIVE
SANDY, UT 84093

WILLIAM HENERSON, JR.

JAMES DAVID HIXSON
& LEE H. HIXSON JT TEN
204 MEDFORD DR.
DARLINGTON, SC 29532-2722

THERESA LYNNE HUDICK
PER REP EST RONALD J. DENNING
BOX 716 CO 80122
ELIZABETH, CO 80107

RAYMOND H. HUGHES
& OLIVE JANE HUGHES FAMILY TRUST
2510 WEDINGTON DR.
FAYETTEVILLE, AR 72701-1523

MICHAEL ILARIA
238 BROOK AVENUE
PASSIAC, NJ 07055


## EMISSION CONTROLS CORP.

All Current Shareholders

Name


INTEREP
ATTN: BOB WEISS
100 PARK AVE., 5TH FLOOR
NEW YORK, NY 10017

J.P. MAGUIRE ASSOCIATES
ATTN: CHRIS MAGUIRE
11 KRAM'S TRAIL
BOUNDBROOK, NJ 08805

GENE A. JAKIELA
JAKIELA ET.AT.
4N270 RANDALL ROAD
ST. CHARLES, IL 60174

KABETOGAMA VENTURES, LTD
C/O THOMAS E. BOCCIERI, ESQ.
75 OAK STREET, SUITE 202
NORWOOD, NJ 07648

THOMAS W. KEARNEY
1400 MIDNIGHT COVE II
#623
SARASOTA, FL 34242

WILBERT KEDER
& JANICE KEDER JTTEN
971 TER CIRCLE
COLORADO SPRINGS, CO 80904

JOEL KING
NANCY KING JT TEN TEN/WROS
651 WAYBAUGH
COLOMBUS, OH 43230

*** FISMA & OMB Memorandum M-07-16 ***

WAYNE R. KOHLER
1609 N. RIVERSIDE DR.
APT. 505
POMPANO BEACH, FL 33062-3325

BERNARD KOLKANA
P.O. BOX 2788
WEST PALM BEACH, FL 33402

**EMISSION CONTROLS CORP.**

All Current Shareholders

Name

RAYMOND LAVI
70-25 YELLOWSTONE BLVD.
FOREST HILLS, NY 11375
& OMB Memorandum M-07-16 ***

ALAN LEVY
225 W. 86TH STREET
NEW YORK, NY 10024

THOMAS LEWIS

ROBERT L. LUPICA
216 GALLAGHER STREET
BUCHANAN, NY 10511

DEAN LUXTON
LUXTON ET. AL.
690 SOUTH 2MD WEST
SPRING VALLEY, CA 92007

DAVID LYON
30328 APPALOOSA DRIVE
EVERGREEN, CO 80439

CHARLES MARTIN
& LINDA G. MARTIN JTTEN
48 MARLBOROUGH RD.
SHALIMAR, FL 32579-1036

JOHN MAZEKE
5742 N. GARRISON PL.
TULSA, OK 74126

DAVID MCNULTY
MCNULTY BOATS LIMITED
VICTORIA INDUSTRIAL ESTATE/VICTORIA ROAD WEST
HEBBURN, TYNE AND WEAR
NE 31 1UB, ENGLAND

RALPH MESCE
156 SOUTH STREET
FREEHOLD, NJ 07728

**EMISSION CONTROLS CORP.**

All Current Shareholders

Name

PAUL MESSINA
TTEE WILSHIRE SRVC CORP. EMP PENS PLAN 12/29/89
620 TINTON AVE., BLDG. B
TINTON FALLS, NJ 07724

JOSEPH H. MINTZER
100 TALMAGE FARM LANE
EAST HAMPTON, NY 11937

WILLIAM MORRIS
5429 SOUTHWEST 91ST TERRACE
GAINESVILLE, FL 32608

JAMES MORRISSEY
& VIOLA MORRISSEY JT TEN
16220 99TH STREET
HOWARD BEACH, NY 11414-4024
*** FISMA & OMB Memorandum M-07-16 ***

RYAN NASH
957 EAST 84TH STREET
BROOKLYN, NY 11236
*** FISMA & OMB Memorandum M-07-16 ***

SHEILA NASH
2178 EAST 29TH STREET
BROOKLYN, NY 11229

JOE NEWMAN
9421 HOLLIDAY DR
INDIANAPOLIS, IN 46260

PAUL RAFFIN
35 WEST 84TH STREET APT 3
NEW YORK, NY 10024

RICHARD REYERSON
207 JULIE PL
NAPA, CA 94558-1667
482-20-7385

K RHODE

**EMISSION CONTROLS CORP.**

All Current Shareholders

<u>Name</u>

ROBERT RILEY
10 BARNSTABLE ROAD
EAST RCOKAWAY, NY 11518

TOM ROCHFORD

THOMAS ROMEO
&/OR DANIEL MEDINA
C/O RENE GERSTMAN
5353 NORTH 16TH STREET
#320
PHOENIX, AZ 85016

A & OMB Memorandum M-07-16 ***

EFFRAIM ROSENBERG
3636 FELDSTEN ROAD #2M
BRONX, NY 10463

BOB A. ROWLAND
1122 COLORADO STREET
APT 1002
AUSTIN, TX 78701-2123

MIKE SBUTTONI
92 MIDDLESEX COURT
SLINGERLANDS, NY 12159

ROBERT SCHNUER
111 ROXEN ROAD
ROCKVILLE CENTRE, NY 11570

GERALD SCHRAMM
22 PRINCESS TREE COURT
PORT JEFFERSON, NY 11777

SCUGI CO LTD
CHARLOTTE HOUSE
CHARLOTTE STREET
P.O. BOX N-65
NASSAU BAHAMAS,

**EMISSION CONTROLS CORP.**

All Current Shareholders

<u>Name</u>

ALBERT R. SENCHUK
117 STATE AVENUE
ALPENA, MI 49707

JOSEPH SERRANO
1826 70TH STREET
BROOKLYN, NY 11204

*** FISMA & OMB Memorandum M-07-16 ***

RICHARD L. SHARPE
80 STUART PLACE
MANHASSET, NY 11030

SYLVESTER SICHENZE
7703 5TH AVENUE
BROOKLYN, NY 11209

*** FISMA & OMB Memorandum M-07-16 ***

WARREN SKIBBE
200 HEATHER LANE
WYOMISSING, PA 19610-1181

ALEX SKORA
13 VALLEY RD.
MOUNTAIN LAKES, NJ 07046-1614

SMARTER PR INC.
1092 ST. GEORGES AVE., STE. 300
RAHWAY, NJ 07065-2664

HAROLD SMITH
18 HORSESHOE ROAD
SAYERVILLE, NJ 08872

MILDRED SPADARO
93 RAYLINSKI RD.
BALLSTON LAKE, NY 12019-1115

GARY SPROUSE
160 SOUTH FLINT STREET
LAYTON, UT 84041

**EMISSION CONTROLS CORP.**

All Current Shareholders

Name

T.BAR HOLDINGS, L.P.
100 N. MAIN, SUITE 400
HUTCHINSON, KS 67501

T-FAM
C/O JOHN PARK & CO., INC.
1969 W STADIUM BLVD
ANN ARBOR, MI 48103

DICK TINKHAM
857 WEST 96TH STREET
INDIANAPOLIS, IN 46260

HAL WALLACE TURNBOW
198 ASHE DRIVE
BRIGHAM CITY, UT 84302

JULIE F. TURNBOW
198 ASHE DRIVE
BRIGHAM CITY, UT 84302

DAVID TURNER
1169 HILLSBORO MILE #709
HILLSBORO BEACH, FL 30062

EDWARD J. TVRDIK
29 VREELAND PL.
OCEANPORT, NJ 07757

LESLIE ULANOW
10305 SNOWPINE WAY
POTOMAC, MD 20854

MICHAEL WAGNER
141 BURR PLACE
HASBROUCK HIGHTS, NJ 07604

KENNETH WALCH
ST JAMES 1HR PHOTO
213 LAKE AVE
SAINT JAMES, NY 11780-2973

SMA & OMB Memorandum M-07-16 ***

ROBERT S WALDRIP
& JOYCE G WALDRIP JT TEN
4353 PINE VALE RD
GAINESVILLE, GA 30507-8769

MA & OMB Memorandum M-07-16 ***

**EMISSION CONTROLS CORP.**

All Current Shareholders

Name

J. ROBERT WAYLONIS
3200 FOREST ROAD
BETHEL PARK, NY 15102

HERBERT M. WEBB
4400 N.W. 23RD AVENUE
SUITE E
GAINESVILLE, FL 32606

STEVE WELCH
RTE 1 BOX 501
TURBEVILLE, SC 29162-9801

WHEATLAND SEED, INC.
P.O. BOX 513
BRIGHAM CITY, UT 84302

H. DEWORTH WILLIAMS
56 WEST 400 SOTUH SUITE 220
SALT LAKE CITY, UT 84101

WINFIELD BROADCASTING, INC.

SAM C. WONG
& KAREN WONG JT TEN
3089 TOSCANA PORT
SAN JOSE, CA 95135-2037

JIANSEN ZHU
1070 W. BALCONES DR. 1227
AUSTIN, TX 75758

TOT,

EXHIBIT FIVE – B

Emission Controls Corp
At Merger With
Alliance Broadcasting Group, Inc

February 12, 2002

INTERSTATE TRANSFER C

6084 SOUTH 900 EAST

SUITE 101

SALT LAKE CITY, UT 84

www.interstatetransfer.c

ITROLS CORP.
ATER ROAD
230-5705

CE WITH YOUR REQUEST, WE HAND YOU HER

Name:

CAMCO INVESTMENTS, LTD.
THE NATURAL RESOURCES FOUNDATION
JOHN POSEY COMPANY
SCOTT & SUSAN JACKSON
MICRON, LTD.
THE CROWE FOUNDATION
SYD COOKE
THE XEL - HA FOUNDATION
ROBERT RYON
RICHARD H. JANOKA
THE BOUNTY OF GOD FOUNDATION
WILLARD G. WEINS
DELORES MITCHELL
JIMMY L. MITCHELL
NORA ANN DEVELOPMENT
DAVID STEWART
KENNETH HEERSCHAP
ROBERT ANDERSON
NAOMA FORD
KENNETH MCENDREE
CYNTHIA KINDER
M.L. BENNETT
DOUGLAS WALDMAN
RONALD L. MITCHELL
CAROLYN S. MITCHELL
JUDITH MITCHELL ELLIS
ARDELLA T RINDLISBACH
ELWOOD RINDLISBACH
COLLETTA J. PARIS
ROGER D. MITCHELL

List

There is a balance due on this item. See l

EMISSION CONTROLS CORP.

IN ACCORDANCE WITH YOUR REQUEST, WE HAND YOU HEREWITH T

| | Certificate: | Name: |
|---|---|---|
| 31 | 598(R) | CAROLYN GARNER |
| 32 | 599(R) | MICHAEL VALDEZ |
| 33 | 600(R) | DESTINY WORLD OUTREACH |
| 34 | 601(R) | JIM SISNEROS |
| 35 | 602(R) | RICHARD & MARTINA WIZI |
| 36 | 603(R) | DOROTHY FOSTER |
| 37 | 604(R) | CYNTHIA & CLAUDE SMITH |
| 38 | 605(R) | AARON KEELING |
| 39 | 606(R) | BARTON R. DWIGHT |
| 40 | 607(R) | PETER E. JENKINS |
| 41 | 608(R) | BARRY E. MYERS |
| 42 | 609(R) | BRIAN BUTLER |
| 43 | 610(R) | DORTHY V. WERNER |
| 44 | 611(R) | RANDALL S. MITCHELL II |
| 45 | 612(R) | MICHAEL P. DOYLE |
| 46 | 613(R) | ARNE JENSEN |
| 47 | 614(R) | BRAD STAIR |
| 48 | 615(R) | W. RAY BLESSING |
| 49 | 616(R) | DARRELL J. MYERS |
| 50 | 617(R) | JEFFREY HAMMOND |
| 51 | 618(R) | MARK V. SMITH |
| 52 | 619(R) | W. STEWART MCGREGOR |
| 53 | 620(R) | ANDREW HUBBERT |
| 54 | 621(R) | CURTIS HANSEN |
| 55 | 622(R) | SCOTT A. HUGHES |
| 56 | 623(R) | JIMMY L. MITCHELL II |
| 57 | 624(R) | ROY & MARGY STRICKLIN |
| 58 | 625(R) | STEVE COULTER |
| 59 | 626(R) | TIMOTHY & MICHELLE CORREA |
| 60 | 627(R) | BRETT & MARILYN SCHRIEVER |
| 61 | 628(R) | LANE & SUSAN SMITH |
| 62 | 629(R) | KARA R. RUSSELL |
| 63 | 630(R) | ANIAS R. TAGGART |
| 64 | 631(R) | DIANA M. ELAM |
| 65 | 632(R) | RANDALL S. MITCHELL |
| 66 | 633(R) | ROGER JOHN MITCHELL |
| 67 | 634(R) | LEOTA M EVERSON |
| 68 | 635(R) | ANDREA L. SELLERS |
| 69 | 636(R) | JEFFERY ADAM & STEPHANNIE ADAM |
| 70 | 637(R) | BRADLEY R. MCGREGOR |
| 71 | 638(R) | LORRAINE M. DOUGLAS |
| 72 | 639(R) | ALLEN & KENDRA MARSHALL |
| 73 | 640(R) | NATHAN DEES |
| 74 | 641(R) | ROD & SONYA STRICKLIN |
| 75 | 642(R) | DENNY T. FALLS |

TOTAL SHAF

# EXHIBIT FIVE – C

Persons Issued Shares
After
February 12, 2002

# EXHIBIT FIVE – C

Persons Issued Shares
After
February 12, 2002

| | | |
|---|---|---|
| Peter Bailey | Lemire Corporation | Raymond Musson |
| Malcolm Coster | David McNulty | Trevor Davis |
| Joe Newman | Geoffrey Pointon | Denny T. Falls |
| Syd Cooke | Jimmy L Mitchell | Michael C Shetley |
| Killick & Company | Michael Iavarone | William & Gina Hunt |
| Gary J. & June Miller | | |

EXHIBIT SIX

Financial Statements

EXHIBIT SIX – A

Emission Controls Corp
Audited
December 31, 2001

# Accounting Store, L.L.C.

Accounting Store LLC

1414 Main St. Speedway, IN 46224

ph: 317.484.1128 fx: 317.247.6428


The Board of Directors and Stockholders,
Emission Controls Corp.

We have audited the accompanying balance sheets of Emission Controls Corp. as of December 31, 1997, December 31, 1998, December 31, 1999, December 31, 2000, and December 31, 2001 and the related statements of income or expense, stockholders' equity, and footnotes to those reports for each of the five years in the period ending December 31, 2001. These financial statements and the value placed on assets are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require we plan and perform the audit to obtained reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

During the process of our audit, it was determined that the principal assets of the company are the value of certain patents that when properly licensed to third parties would provide those parties the right to manufacture and sell devices that would control or reduce the emission of pollutants from gasoline or diesel engines. Since there are no revenue producing licenses to date, as auditors, we are unable to confirm the value placed on these patents by management. Consequently, we are unable to express an opinion as to the presentation of the value of the patent assets or of the financial statements.

Herman G. Meury CPA
March 1, 2002

| EMISSION CONTROLS CORP. | | | | | |
|---|---|---|---|---|---|
| COMPARATIVE BALANCE SHEET | | | | | |
| | **1997** | **1998** | **1999** | **2000** | **2001** |
| **ASSETS** | | | | | |
| Current Assets | | | | | |
| Cash | | | $ 65.58 | $ 39,814.91 | $ 883. |
| Accounts Receivable | $ 5,266.49 | $ 75,362.48 | $ 85,676.80 | | |
| Total Current Assets | $ 5,266.49 | $ 75,362.48 | $ 85,742.38 | $ 39,814.91 | $ 883. |
| | | | | | |
| Fixed Assets | | | | | |
| Furniture, Fixtures and Equipment | $ 11,211.58 | $ 6,886.14 | $ 3,336.65 | $ 9,620.76 | $ 11,244. |
| Accumulated Depreciation | $ (1,050.58) | $ (2,152.19) | $ (1,883.19) | $ (2,805.30) | $ (4,943. |
| Total Fixed Assets | $ 10,161.00 | $ 4,733.95 | $ 1,453.46 | $ 6,815.46 | $ 6,300. |
| | | | | | |
| Other Assets | | | | | |
| Deposits - Utilities | $ 500.00 | $ 150.00 | | $ 775.00 | |
| Investments | | | | | $ 24,000. |
| Trademarks and Patents | $ 14,005,800.00 | $ 14,005,800.00 | $ 14,006,000.00 | $ 14,056,422.60 | $ 4,307,087. |
| NRFR Development Costs | $ 150,000.00 | $ 150,487.14 | $ 155,253.53 | $ 34,141.64 | $ 34,669.8 |
| Total Other Assets | $ 14,156,300.00 | $ 14,156,437.14 | $ 14,161,253.53 | $ 14,091,339.24 | $ 4,365,757.4 |
| | | | | | |
| **Total Assets** | **$ 14,171,727.49** | **$ 14,236,533.37** | **$ 14,248,449.37** | **$ 14,137,969.61** | **$ 4,372,940.9** |
| | | | | | |
| **LIABILITIES** | | | | | |
| Current Liabilities | | | | | |
| Accounts Payable - Trade | $ 196,830.89 | $ 407,629.02 | $ 2,438,334.79 | $ 3,110,179.89 | $ 535,510.9 |
| Deposit on Stock Purchase | | | | | $ 25,000. |
| Total Current Liabilities | $ 196,830.89 | $ 407,629.02 | $ 2,438,334.79 | $ 3,110,179.89 | $ 560,510. |
| | | | | | |
| Long Term Liabilities | | | | | |
| Note Payable - Natural Resources Foundation | $ 10,000,000.00 | $ 10,000,000.00 | $ 10,000,000.00 | $ 10,000,000.00 | $ 250,000.0 |
| Total Long Term Liabilities | $ 10,000,000.00 | $ 10,000,000.00 | $ 10,000,000.00 | $ 10,000,000.00 | $ 250,000.0 |
| | | | | | |
| **Total Liabilities** | **$ 10,196,830.89** | **$ 10,407,629.02** | **$ 12,438,334.79** | **$ 13,110,179.89** | **$ 810,510.9** |
| | | | | | |
| Stock Holders Equity | | | | | |
| Capital Stock Issued (par Value $1.00) | $ 4,000,000.00 | $ 4,370,000.00 | $ 4,467,700.00 | $ 5,250,750.00 | $ 5,731,950.0 |
| Capital Stock Sub Scripted | | | | | $ (80,257.8 |
| Variance from par value - Premium | | | | $ (117,850.00) | $ (447,200.0 |
| Retained Earning | | $ (25,103.40) | $ (541,095.45) | $ (2,657,585.42) | $ (1,431,514.2 |
| Current year - year to date earnings | $ (25,103.40) | $ (515,992.05) | $ (2,116,489.97) | $ (1,415,024.86) | $ (210,547.9 |
| Total Stock Holders Equity | $ 3,974,896.60 | $ 3,828,904.55 | $ 1,810,114.58 | $ 1,060,289.72 | $ 3,562,429.9 |
| | | | | | |
| **Total Liabilities & Stock Holders Equity** | **$ 14,171,727.49** | **$ 14,236,533.57** | **$ 14,248,449.37** | **$ 14,170,469.61** | **$ 4,372,940.97** |

These audited financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

| EMISSION CONTROLS CORP. | | | | | |
|---|---|---|---|---|---|
| COMPARATIVE INCOME AND EXPENSE STATEMENTS - FOR THE YEARS ENDING | | | | | |
| | **1997** | **1998** | **1999** | **2000** | **2001** |
| **REVENUE** | | | | | |
| Sales | | | | | |
| Interest | | | $32 | $465 | $286 |
| Total Income | $0 | $0 | $32 | $465 | $286 |
| **EXPENSES** | | | | | |
| Accounting | | $4,000 | | | |
| Advertising & Promotion | $6 | $32,500 | | $25 | |
| Bad Debts | | | | | $5,089 |
| Bank Charges | | | $165 | $155 | $171 |
| Commissions Paid | | | | $18,250 | $3,250 |
| Conference Expenses | | | | $270 | |
| Consultants Paid | $17,500 | $260,375 | $10,488 | $305,032 | $19,500 |
| Cost of Money | | $25 | $78,500 | $46,750 | $5,000 |
| Depreciation Expenses | $1,051 | $2,011 | $1,067 | $1,045 | $3,412 |
| Director - Officer Expenses | | | | | $110 |
| Dues & Subscriptions | | | $20 | $628 | $64 |
| Education & Training | $71 | | | | |
| Employee Benefits | | | | | $3,133 |
| Entertainment | | | $504 | $15 | |
| Equipment Rental/Repair | | | $773 | $5,572 | $388 |
| Incorporation Expenses | $3,505 | | | | |
| Interest Expense | | $1,149 | $1,841,096 | $800,500 | $500 |
| Legal Expenses | $920 | | $2,100 | $37,922 | $450 |
| Licenses & Permits | | | | | $85 |
| Loss on disposal of equipment | | $2,711 | $3,714 | | $675 |
| Management Fees | | $208,000 | $174,000 | $174,000 | $159,500 |
| Miscellaneous Expenses | | | | $106 | $68 |
| Office Supplies | $705 | $337 | $324 | $1,336 | $1,120 |
| Postage & Mailing | $20 | $105 | $376 | $1,042 | $616 |
| Printing | | | $62 | $1,795 | $411 |
| Rent/Lease Expense | $935 | $3,205 | $1,330 | $5,728 | $1,143 |
| Telecommunications | $284 | $1,525 | $783 | $3,851 | $5,067 |
| Travel | $23 | $50 | $1,220 | $11,469 | $958 |
| Vehicle Expenses | $84 | | | | $125 |
| Total Expenses | $25,103 | $515,992 | $2,116,521 | $1,415,490 | $210,834 |
| **Loss for The Year** | **-$25,103** | **-$515,992** | **-$2,116,490** | **-$1,415,025** | **-$210,548** |

These audited financial statements should be read only in connection with the accompanying summary of significant accounting polocies and notes to financial statements

**EMISSION CONTROLS CORP.**

Statements of Changes in Stockholders' Equity for the years 1997 through 2001

| Year | 1997 | 1998 | 1999 | 2000 | 2001 |
|---|---|---|---|---|---|
| Common Stock | | | | | |
| Beginning Balance | $0 | $4,000,000 | $4,370,000 | $4,467,700 | $5,250,75 |
| Initial Stock transaction | $4,000,000 | | | | |
| Additional stock issued | | $370,000 | $97,700 | $783,050 | $481,20 |
| Ending Balance Common Stock | $4,000,000 | $4,370,000 | $4,467,700 | $5,250,750 | $5,731,95 |
| | | | | | |
| Variance from par value - Premium | | | | | |
| Beginning Balance | | | | | ($117,850 |
| Current Year Transactions | | | | ($117,850) | ($329,350 |
| Ending Balance Premium | | | | ($117,850) | ($447,200 |
| | | | | | |
| Capital Stock Sub Scripted | | | | | |
| 'Beginning Balance | | | | | |
| Current Year Transactions | | | | | ($80,258 |
| Ending Balance | | | | | ($80,258 |
| | | | | | |
| Retained Earnings | | | | | |
| Beginning Balance | | ($25,103) | ($541,095) | ($2,657,585) | ($4,072,610 |
| Current Year profit or (Loss) | ($25,103) | ($515,992) | ($2,116,490) | ($1,415,025) | ($210,548 |
| Adjustments of Prior Years | | | | | $2,641,096 |
| Ending Balance | ($25,103) | ($541,095) | ($2,657,585) | ($4,072,610) | ($1,642,062 |
| | | | | | |
| Total Equity Balance | $3,974,897 | $3,828,905 | $1,810,115 | $1,060,290 | $3,562,430 |

These audited financial statements should be read only in conjunction with the accompanying summary of significant accounting policies and notes to financial statements.

**EMISSION CONTROL CORP.**
Footnotes

The company is incorporated in the State of Nevada. The company principal activity is to license patents that when used properly will significantly reduce the pollutants emitted from the exhaust of internal combustion engines.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that reflect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of expenses during the reported period. Actual results could differ from estimates.

**A. Trademarks and Patents**
Emission Controls Corp. purchased the rights to certain patents that management believes that when attached to an internal combustion engine will dramatically reduce harmful exhaust emissions and pollutants, while also increasing the efficiency of the engine. The system called "Natural Resources Fuel Reformer" (NRFR) breaks down the molecular structure of hydrocarbon fuels, along with impurities and produces a fuel, which can burn with little or no resultant pollutants. This system acts on fuel before it enters the internal combustion engine and produces the optimal operating efficiency for the engine with very little pollutant exhaust. This system differs from current systems that treat exhaust by relying on expensive catalytic converters and reburning of spent fuel.

Management commissioned experts in the field of exhaust emission control to assist them in developing a business plan for these patents. In that business plan these experts helped management determine an initial value for all of the patents secured by Emission Controls Corp. One patents was purchased from Natural Resources Foundation in a transaction that called for a $10,000,000 note at 8% interest. In October of 2001 the original transaction was renegotiated, and the patents was returned to Natural Resources Foundation, and the note and accrued interest was canceled. Year 2001 reflects the reduction of accrued interest expense, the cancellation of the note payable and the reduction of the one patent asset.

Also in October 2001 an arrangement was made with TransGlobal Technologies for a patent that provided retrofit of Diesel engines for the Natural Resources Fuel Reformer. That patent was secured by a $250,000 note payable.

There are also costs associated with legal and patent cost to insure world wide patent of the NRFR.

**B. NRFR Development Costs**
There are expenditures made by the company to improve and develop markets for the patents. These expenditures are recorded in this account at cost. In 1997 $150,000 was contracted for future development. Much of that accrual was never spent and books were corrected in 2000.

**C. Accounts Payable Trade**
There have been many expenditures made by the company for consultants, managers, commissions, legal, travel, and engineering that have not yet been paid. These expenditures have been recorded at costs. In most cases these expenditures have been made with the understanding that payment would not be made until the patents were satisfactorily marketed.

**D. Long Term Liabilities**
TransGlobal has accepted a long term note for the rights to their patents. In years 1997 through 2000 the account balance reflected $10,000,000 due Natural Resources Foundation. That note and the interest on that note were renegotiated and canceled in October 2001.

**E. Capital Stock Sub Scripted and Premium on Stock Sold**
These accounts reflect a discount on par value of common stock issued. The company needed cash to meet certain obligations and these accounts reflect a discount required to raise that capital.

**F. Cash**
The company has not made a significant effort to raise capital. There has not been a significant amount of cash passing through the company accounts. Much of the services needed by the company has been paid with capital stock. There is no statement of cash flow included in these financial statements. No cash was raised or used in 1997 or 1998. Less than $270,000 in cash has been raised or deposited in the accounts of the company. The only income the company has earned are minor amounts of interest.

**G. Retained Earnings**
The company has a tax loss carryfoward of $1,642,062. Tax returns have been filed reflecting the losses.

**H. Bad Debts**
This account includes the write off of certain contractual arrangements management feels are too small to seek legal restitution.

**I. Incorporation Expense**
Incorporation expenses are usually written off over five years, however five years has passed and there is no need to correct prior years.

**J. Contingent Liabilities**
Management contends that there are no contingent liabilities, no contingent assets and no infringement suits that might distort the accuracy of these statements.

**K. Sales**

There has been no sales income collected in the five year period under review. Management states there are significant projects close to providing income.

**L. Going concern**

An accountant performing an audit has to be concerned about an issue called "going concern". This concept means the business is viable. Since there has been no sales to date, perhaps the company isn't a going concern, but perhaps it never started. As auditors we do not have affirm that question in our opinion letter, but we have to asked the question of management and will let them answer said issue separately from this audit report.

EXHIBIT SIX -B

Alliance Broadcasting Group, Inc
Audited
February 2, 2002

# Alliance Broadcasting Group, Inc.
**a Delaware Corporation**

**Balance Sheet**
**As of February 15, 2002**

| | | |
|---|---|---|
| Assets | | |
| | | none |
| Liabilities | | |
| | | none |
| Stock Holders Equity | | |
| Common Stock | | |
| Paid in Capital | 7046594 | |
| Retained Earning | -7046594 | |
| Total Stock Holders Equity | | none |

Refer to Notes to Financial Statements when reading this report.

# Alliance Broadcasting Group, Inc.

**A Delaware Corporation**

**Profit and Loss Statement**
**Ending years 1999, 2000, 2001, and February 15, 2002**

| | 1999 | 2000 | 2001 | 2002 | Total |
|---|---|---|---|---|---|
| Income | none | none | none | none | none |
| Expenses | | | | | |
| Personnel, Legal & Consultants | 357816 | 649143 | 513046 | 175000 | 1695005 |
| Other Professional | 147750 | 109950 | 110150 | | 367850 |
| Auto | 3317 | 7124 | 101 | | 10542 |
| Travel & Entertainment | 64950 | 9887 | 12002 | | 86839 |
| Communications | 9429 | 10038 | 3844 | | 23311 |
| Offices Costs | 18565 | 2734 | 2958 | | 24257 |
| Insurance | 18357 | 15464 | 3566 | | 37387 |
| Station Costs | 71591 | 95386 | 17065 | | 184042 |
| Write off previously capitalized costs not recoverable | | | 1836247 | | 1836247 |
| Total Expenses | 691775 | 899726 | 2498979 | 175000 | 4265480 |

Refer to Notes to Financial Statements when reading this report.

# Alliance Broadcasting Group, Inc.

**A Delaware Corporation**

**Reconciliation of Stock Holders Equity Accounts**

| | Common & Paid in Capital | Accumulated Deficit |
|---|---|---|
| Balance December 31, 1998 | 8587179 | -4576824 |
| Removal of Northern Radio | -4014400 | |
| Transactions 1999 | 1023467 | -691775 |
| Transactions 2000 | 1505064 | -899726 |
| Transactions 2001 | 668139 | -662732 |
| Transactions 2002 | 175000 | -175000 |
| Transfer to Indiana Corporation | | 897855 |
| Additional Write off 2001 | | -1836247 |
| Totals | 7944449 | -7944449 |
| Less equity to Indiana Corporation | 897855 | 897855 |
| Total common stock and tax loss carry forward | 7046594 | -7046594 |

This schedule presents the net loss after reduction of liabilities ascribed to the accumulated deficit. The amount paid less the assets of the Indiana company is the tax loss carry forward.

Refer to Notes to Financial Statements when reading this report.

EXHIBIT SIX -C

Emission Controls Corp
Interim and Unaudited
July 31, 2002

# Emission Controls Corp
## Income Statement

| | 7 Months Ended July 31, 2002 |
|---|---|
| NET REVENUE | 0.00 |
| Cost of Goods Sold | |
| Materials for Fabrication | 3,850.76 |
| Shop Supplies | 2,405.19 |
| Outside Services | 6,735.93 |
| TOTAL Cost of Goods Sold | 12,991.88 |
| GROSS PROFIT | (12,991.88) |
| Expenses | |
| Accounting | 29,075.00 |
| Advertising & Promotion | 1,399.00 |
| Acquisitions & Mergers | 250,000.00 |
| Bank Charges | 371.99 |
| Building Maint & Repair | 1,214.26 |
| Commissions Paid | 25,000.00 |
| Consultants Paid | 475,000.00 |
| Charitable Contributions | 1,068.00 |
| Depr - Furn/Fix/Equip | 168.00 |
| Director - Officer Expense | 1,003,250.00 |
| Employee Benefits | 307.72 |
| Entertainment Expense | 403.43 |
| Equipment Rental/Repair | 254.77 |
| Freight Charges | 1,518.49 |
| Janitoral & Exterior | 554.17 |
| Legal Expense | 46,127.24 |
| Licenses & Permits | 406.00 |
| Management Fees | 50,670.00 |
| Office Supplies | 657.42 |
| Postage & Mailing | 671.19 |
| Printing | 1,940.01 |
| Rent/Lease | 21,490.29 |
| Small Tool Expense | 88.59 |
| Outside Services | 1,075.00 |
| Telecommunications | 4,858.15 |
| Travel - All | 8,006.95 |
| Moving Expenses | 9,381.04 |
| Utilities - All | 1,223.36 |
| Vehicles - All | 1,371.34 |
| TOTAL Expenses | 1,937,551.41 |
| OPERATING PROFIT | (1,950,543.29) |

# Emission Controls Corp
## Income Statement

| | 7 Months Ended July 31, 2002 |
|---|---|
| Other Income & Expenses | |
| Interest Expense | (2,146.32) |
| Loss - Discarded Unsalvageable | (1,145.82) |
| TOTAL Other Income & Expenses | (3,292.14) |
| PROFIT BEFORE TAXES | (1,953,835.43) |
| Provisions for Taxes | |
| State Corporate Taxes | 173.80 |
| TOTAL Provisions for Taxes | 173.80 |
| NET PROFIT | (1,954,009.23) |

# Emission Controls Corp
## Balance Sheet

As of: July 31, 2002

ASSETS

| | | |
|---|---|---|
| **Current Assets:** | | |
| Checking - Wells Fargo | $25,413.62 | |
| Checking - Bank of America | 164,133.03 | |
| Petty Cash | 9.57 | |
| TOTAL Current Assets | | $189,556.22 |
| **Fixed Assets:** | | |
| Furniture, Fixtures, Equip | 11,114.42 | |
| Accum Depr - Furn/Fix/Equip | (1,854.31) | |
| Shop/Lab Equipment | 44,776.94 | |
| Vehicles | 28,038.14 | |
| Leasehold Improvements | 6,126.72 | |
| TOTAL Fixed Assets | | 88,201.91 |
| **Other Assets:** | | |
| Deposits - Rent/Lease | 2,226.00 | |
| Deposits - Utilities | 1,476.00 | |
| Investments | 225,000.00 | |
| Trademarks, Patents & IPR | 9,707,087.60 | |
| NRFR Development Costs | 38,351.24 | |
| TOTAL Other Assets | | 9,974,140.84 |
| TOTAL ASSETS | | $10,251,898.97 |

LIABILITIES

| | | |
|---|---|---|
| **Current Liabilities:** | | |
| Accounts Payable - Trade | $426,478.22 | |
| TOTAL Current Liabilities | | $426,478.22 |
| **Long-Term Liabilities:** | | |
| N/P - TransGlobal Technologies | 250,000.00 | |
| TOTAL Long-Term Liabilities | | 250,000.00 |
| TOTAL LIABILITIES | | 676,478.22 |

CAPITAL

| | | |
|---|---|---|
| Capital Stock | 35,356,452.00 | |
| Capital Stock Subscripted | (80,257.84) | |
| Premium on Stock Sold | (15,058,108.00) | |
| Retained Earnings | (8,688,656.18) | |
| Year-to-Date Earnings | (1,954,009.23) | |

# Emission Controls Corp
## Balance Sheet



As of: July 31, 2002

| | |
|---|---|
| TOTAL CAPITAL | 9,575,420.75 |
| TOTAL LIABILITIES & CAPITAL | $10,251,898.97 |

# Emission Controls Corp

## Statement of Cash Flows

| | Jul/02 | Jan/02 | Inc/<Dec> |
|---|---|---|---|
| CASH FLOWS, OPERATIONS: | | | |
| Period Earnings: | | | (8,981,321.62) |
| Adjustments to Year-to-Date Earnings: | | | |
| | 0.00 | (5,028.91) | 5,028.91 |
| Checking - Wells Fargo | (25,413.62) | (18,148.42) | (7,265.20) |
| Checking - Bank of America | (164,133.03) | 0.00 | (164,133.03) |
| Accounts Payable - Trade | 426,478.22 | 538,096.47 | (111,618.25) |
| Deposit on Stock Purchase | 0.00 | 65,000.00 | (65,000.00) |
| NET CASH FLOWS, OPERATIONS | | | (9,324,309.19) |
| CASH FLOWS, FINANCING and INVESTING: | | | |
| Furniture, Fixtures, Equip | (11,114.42) | (11,244.13) | 129.71 |
| Accum Depr - Furn/Fix/Equip | 1,854.31 | 4,943.67 | (3,089.36) |
| Shop/Lab Equipment | (44,776.94) | 0.00 | (44,776.94) |
| Vehicles | (28,038.14) | 0.00 | (28,038.14) |
| Leasehold Improvements | (6,126.72) | 0.00 | (6,126.72) |
| Deposits - Rent/Lease | (2,226.00) | 0.00 | (2,226.00) |
| Deposits - Utilities | (1,476.00) | 0.00 | (1,476.00) |
| Investments | (225,000.00) | (25,000.00) | (200,000.00) |
| Trademarks, Patents & IPR | (9,707,087.60) | (4,307,087.60) | (5,400,000.00) |
| NRFR Development Costs | (38,351.24) | (34,669.88) | (3,681.36) |
| Capital Stock | 35,356,452.00 | 5,731,950.00 | 29,624,502.00 |
| Premium on Stock Sold | (15,058,108.00) | (447,200.00) | (14,610,908.00) |
| NET CASH FLOWS, FINANCING and INVESTING | | | 9,324,309.19 |
| Net Increase (Decrease) in CASH | | | 0.00 |
| CASH and CASH EQUIVALENTS Beginning of the Period | | | 0.00 |
| CASH and CASH EQUIVALENTS Current | | | 0.00 |

CASH and CASH EQUIVALENTS: